As filed with the Securities and Exchange Commission on September 1, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ACTIVE POWER, INC.

(Exact name of registrant as specified in its charter)

Delaware	4911	74-2961657
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James A. Clishem

Chief Executive Officer

Active Power, Inc.

2128 W. Braker Lane, BK12

Austin, Texas 78758

(512) 836-6464

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. Matthew Lyons

Andrews Kurth LLP

111 Congress Avenue, Suite 1700

Austin, Texas 78701

(512) 320-9200

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Aggregate Offering Price (1) (2) (3) (4)	Amount of Registration Fee (5)
Primary Offering
Common Stock (6)
Preferred Stock (7)
Debt Securities (8)
Warrants (9)
Units (10)
Secondary Offering
Common Stock (11)
Total	$75,000,000.00	$8,025.00
(1)	The proposed maximum offering price per unit will be determined from time to time by Active Power, Inc. in connection with, and at the time of, the issuance of the securities registered hereunder.
(2)	Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	In no event will the aggregate initial offering price of all securities issued from time to time pursuant to the registration statement exceed $75,000,000.00. Securities registered hereunder may be sold separately, together or as units with other securities registered hereunder. This total amount also included such securities as may, from time to time, be issued upon conversion or exchange of securities registered hereunder, to the extent any such securities are, by their terms, convertible into or exchangeable for other securities.
(4)	Not specified as to each class of securities being registered pursuant to General Instruction II.D. of Form S-3 under the Securities Act of 1933, as amended.
(5)	By post-effective amendment to Registration Statement No. 333-123586, registrant de-registered 1,636,353 shares of the registrant’s Common Stock that were issuable to the selling securityholders under Registration Statement No. 333-123586 only if and when such selling securityholders exercised certain additional investment rights to acquire such shares within 180 days after the effective date of Registration Statement No. 333-123586. The selling securityholders’ additional investment rights expired without exercise and no such shares were issued. A registration fee of $2,833.45 was paid in connection with Registration Statement No. 333-123586 of which $653.87 associated with the 1,636,353 shares of unsold, de-registered common stock securities under Registration Statement No. 333-123586 is being used to offset the total filing fees due under this Registration Statement pursuant to Rule 457(p). Accordingly, a net filing fee of $7,371.13 is due in connection with the filing of this Registration Statement.
(6)	Subject to note (3) above, an indeterminate number of shares of common stock of Active Power, Inc. as may be sold from time to time are being registered hereunder. Also includes such indeterminate number of shares of common stock as may be (a) issued upon conversion, redemption or exchange for any debt securities or preferred stock that provide for conversion or exchange into common stock, (b) issued upon exercise and settlement of any warrants or (c) issued as a result of stock splits, stock dividends or similar transactions. The aggregate amount of common stock registered under this registration statement is limited to that which is permissible under Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended.
(7)	Subject to note (3) above, an indeterminate number of shares of preferred stock of Active Power, Inc. as may be sold from time to time are being registered hereunder. Also includes such indeterminate number of shares of preferred stock as may be (a) issued upon conversion, redemption or exchange for any debt securities that provide for conversion or exchange into preferred stock, (b) issued upon exercise and settlement of any warrants or (c) issued as a result of stock splits, stock dividends or similar transactions.
(8)	Subject to note (3) above, an indeterminate principal amount of debt securities of Active Power, Inc. as may be sold from time to time are being registered hereunder. If any debt securities of Active Power, Inc. are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $75,000,000.00, less the dollar amount of any securities previously issued hereunder.
(9)	Subject to note (3) above, an indeterminate number of warrants of Active Power, Inc. as may be sold from time to time are being registered hereunder. Warrants may be exercised to purchase common stock, preferred stock, debt securities or units.
(10)	Subject to note (3) above, an indeterminate number of units of Active Power, Inc. as may be sold from time to time are being registered hereunder. Units may consist of any combination of common stock, preferred stock, debt securities or warrants.
(11)	Subject to note (3) above, an indeterminate number of shares of common stock of Active Power, Inc. as may be sold from time to time are being registered hereunder. Also includes such indeterminate number of shares of common stock of Active Power, Inc. as may be issued as a result of stock splits, stock dividends or similar transactions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not a solicitation of an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 1, 2006

PRELIMINARY PROSPECTUS

$75,000,000

Debt Securities, Common Stock,

Preferred Stock, Warrants and Units

Common Stock

Offered by

Selling Securityholders

By this prospectus and an accompanying prospectus supplement, we or any selling securityholder may from time to time offer and sell in one or more offerings any combination of the securities listed above. This prospectus provides a general description of the securities we or any selling securityholder may offer. Supplements to this prospectus will provide the specific terms of the securities that we actually offer, including the offering prices. In the prospectus supplement relating to sales by selling securityholders, we will identify each selling securityholder and the number of shares of our common stock that each selling securityholder may be selling. You should carefully read this prospectus, any applicable prospectus supplement and any information under the heading “Where You Can Find More Information” before you invest in any of these securities. This prospectus may not be used to sell securities unless it is accompanied by a prospectus supplement that describes those securities.

We or any securityholder may sell these securities directly to or through underwriters, to other purchasers and/or through agents. For additional information on the method of sale, you should refer to the section in this prospectus entitled “Plan of Distribution.” If any underwriters are involved in the sale of any securities offered by this prospectus and any prospectus supplement, their names, and any applicable purchase price, fee, commission or discount arrangement between or among us, the selling securityholders and them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “ACPW.” On August 31, 2006, the closing price of our common stock as reported by Nasdaq was $3.05 per share. We will apply to list any shares of common stock sold under this prospectus and any prospectus supplement on the Nasdaq National Market. We have not determined whether we will list any other securities we may offer on the Nasdaq National Market, or any other exchange or on the over-the-counter market. If we decide to seek listing of any securities, a prospectus supplement will disclose the name of such exchange or market.

Investing in our securities involves risks. Risks associated with an investment in our securities will be described in this prospectus, in the applicable prospectus supplement and in certain of our filings with the Securities and Exchange Commission, as described under “ Risk Factors” on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may sell any combination of the securities described in this prospectus in one or more offerings. In addition, some of our securityholders may sell shares of our common stock under this shelf registration statement. This prospectus provides you with a general description of the securities that we or any selling securityholders may offer. Each time that we or any selling securityholders offer to sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us and/or any selling securityholders in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement. This prospectus does not contain all of the information included in the registration statement. The registration statement filed with the SEC includes exhibits that provide more details about the matters discussed in this prospectus. You should carefully read this prospectus, the related exhibits filed with the SEC and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” beginning on page 48.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer of the securities covered by this prospectus in any state where the offer is not permitted. You should assume that the information appearing in this prospectus, any prospectus supplement and any other document incorporated by reference is accurate only as of the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the SEC incorporated by reference in this prospectus.

In this prospectus, “Active Power,” “we,” “us” and “our” refer to Active Power, Inc. and its direct and indirect subsidiaries on a consolidated basis. References to “$” or “dollars” are to the currency of the United States of America.

ABOUT ACTIVE POWER, INC.

Active Power designs, manufactures and markets power quality products that provide consistent, reliable and cost-effective ride through, or temporary, power for the majority of power disturbances, such as voltage sags and surges, and bridge the gap between a power outage and restoration of power or the time required to switch to generator power. Our products are designed to be environmentally friendly compared to existing solutions without compromising functionality, efficiency or cost. We have shipped over 1,300 flywheels, or more than 325 megawatts of our products, representing $91.4 million in revenue, to business locations in over 35 countries around the world since our founding in 1992. We are headquartered in Austin, Texas.

Our patented flywheel energy storage systems store kinetic energy by constantly spinning a compact steel wheel (“flywheel”) driven from utility power in a low-friction environment. When the utility power used to spin the flywheel fluctuates or is interrupted, the flywheel’s inertia causes it to continue spinning. The resulting kinetic energy of the spinning flywheel generates electricity known as “bridging power” for short periods until utility power is fully restored or a backup electric generator starts and takes over generating longer-term backup power in the case of an extended electrical outage. We believe that our flywheel products provide many competitive advantages over traditional battery-based systems, including substantial space savings, high power densities, “green” energy storage and power efficiencies as high as 98% that reduce total operational energy costs. We offer our flywheel products with load capabilities from 65 kVA to 3600 kVA, while typically targeting higher power density applications above 200 kVA since the majority of these customers already have back-up generators. We market our flywheel products under the brand name CleanSource®. CleanSource DC is a non-chemical replacement for lead-acid batteries used for bridging power. Utilizing our flywheel energy storage technology, the CleanSource DC is a stand-alone direct current (DC) product that is compatible with all major brands of uninterruptible power supplies (UPS). We built on the technological success of CleanSource DC by creating a battery-free UPS, CleanSource UPS, which integrates the UPS electronics and our flywheel energy storage system into one compact cabinet. CleanSource UPS represents the majority of our current revenues. Combining our CleanSource UPS with a generator provides customers with complete short and long-term protection in the event of a power disturbance. We sell our CleanSource flywheel products to commercial and industrial customers across a variety of vertical markets including manufacturing, technology, communications, utilities, healthcare, banking and military, and in all major geographic regions of the world, but particularly in North America and Europe.

To address the requirements of those customers without backup generators that still need protection from utility disturbances, we also have developed our CoolAir™ DC extended runtime product. We initially have targeted CoolAir DC at lower power levels than our flywheel products, and it is sold as a minute-for-minute replacement for lead-acid batteries. CoolAir DC can provide backup power for several minutes to hours depending on the customer application. CoolAir DC utilizes mature thermal and compressed air storage (TACAS) technologies combined in a proprietary manner to produce backup power during an electrical disturbance. This product discharges cool air as a by-product of its operation that also can be used by customers during an electrical disturbance to provide a source of backup cooling. In addition to offering a DC-only solution, when customers desire a complete backup solution with an extended runtime, we have introduced the CoolAir UPS that couples our CoolAir DC product with a third party double-conversion UPS. CoolAir initially is being targeted at small to medium-size data center customers in North America following its commercial introduction in the second quarter of 2006, and we expect an international version will be available in late 2006.

We were founded in 1992 as a Texas corporation known as Magnetic Bearing Technologies, Inc. We began our efforts to develop a flywheel energy storage product for the power quality market in 1996 and subsequently changed our name to Active Power, Inc. We re-incorporated in Delaware in 2000 prior to our initial public offering.

Our principal executive offices are located at 2128 W. Braker Lane, BK12, Austin, Texas 78758. Our telephone number is (512) 836-6464. Our website is www.activepower.com. The information found on our website or on websites linked to our website is not incorporated into or a part of this prospectus.

R ISK FACTORS

You should carefully consider the risks described below before making a decision to invest in our securities or in evaluating Active Power and our business. In addition to the risks described below, you should also consider the specific risks set forth under the caption “Risk Factors” in the applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the Commission pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) incorporated by reference herein, before making an investment decision. The risks and uncertainties described below and incorporated by reference herein, are not the only ones we face. Additional risks and uncertainties that we do not presently know, or that we currently view as immaterial, may also impair our business operations. This prospectus and any accompanying prospectus supplement is qualified in its entirety by these risk factors.

The actual occurrence of any of the following risks could materially harm our business, financial condition and results of operations. In that case, the trading price of our common stock could decline.

We have incurred significant losses and anticipate losses for at least the next several quarters.

We have incurred operating losses since our inception and expect to continue to incur losses for at least the next several quarters. As of June 30, 2006, we had an accumulated deficit of $192.7 million. To date, we have funded our operations principally through the sale of our stock, product revenue and development funding payments from Caterpillar. We will need to generate significant additional revenue to achieve profitability, and we cannot assure you that we will ever realize sufficient additional revenue to achieve profitability. We also expect to incur product development, sales and marketing and administrative expenses in excess of our revenue after costs, and, as a result, we expect to continue to incur losses for at least the next several quarters.

Due to uncertainty surrounding market acceptance of our products, we may never achieve significant revenue or become profitable and we may have difficulty accurately predicting revenue for future periods.

We have generated a total of $91.4 million in product revenue between January 1, 1998 and June 30, 2006, with $11 million generated in the six-month period ended June 30, 2006. We are uncertain whether our products will achieve market acceptance such that our revenue will increase or whether we will be able to achieve significant revenue. Therefore, we have a very limited ability to predict future revenue. The uncertain market acceptance for our products and other factors that are beyond our control make it difficult for us to accurately forecast our quarterly and annual revenue. However, we use our forecasted revenue to establish our expense budget. Most of our expenses, particularly rent and salaries, are fixed in the short term or incurred in advance of anticipated revenue. Consequently, we may not be able to decrease our expenses, if desired, in a timely manner to offset any revenue shortfall. If our revenue does not increase as anticipated, we will continue to incur significant losses. As a result of the foregoing, we cannot assure you that our revenue will grow or remain stable in future periods or that we will become profitable.

Our financial results may vary significantly from quarter to quarter.

Our product revenue, operating expenses and quarterly operating results have varied in the past and may fluctuate significantly from quarter to quarter in the future due to a variety of factors, many of which are outside our control. As a result you should not rely on our operating results during any particular quarter as an indication of our future performance in any quarterly period or fiscal year. These factors include, among others:

•	timing of orders from our customers and the possibility that customers may change their order requirements with little or no notice to us;

•	rate of adoption of our flywheel-based energy storage systems or our thermal and compressed air based systems as alternatives to lead-acid batteries;

•	ongoing need for short-term power outage protection in traditional UPS systems;

•	deferral of customer orders in anticipation of new products from us or other providers of power quality systems;

•	timing of deferred revenue components associated with large orders;

•	new product releases, licensing or pricing decisions by our competitors;

•	commodity and raw material component prices;

•	lack of order backlog;

•	loss of a significant customer or distributor;

•	impact of changes to our product distribution strategy and pricing policies;

•	changes in the mix of domestic and international sales;

•	rate of growth of the markets for our products; and

•	other risks described below.

We derive a significant portion of our quarterly revenue from a few relatively large transactions. The sales cycles for these large transactions tend to be longer than the sales cycle on smaller orders. The longer sales cycles for large transactions make it difficult to predict the quarter in which these sales will occur. Accordingly, our operating results may fluctuate from quarter to quarter based on the existence and timing of larger transactions. A reduction in the number of large transactions or a delay in closing of such a sales transaction could materially impact our revenue in a particular period.

The market for power quality products, particularly those with new or advanced technologies, is evolving and it is difficult to predict its potential size or future growth rate. Most of the organizations that may purchase our products have invested substantial resources in their existing power systems and, as a result, have been reluctant or slow to adopt a new technological approach, particularly during periods of reduced capital expenditures. Moreover, because our current products are alternatives to existing UPS and battery systems, they may never be accepted by the market or may be made obsolete by other advances in power quality technologies.

Significant portions of our expenses are not variable in the short term and cannot be quickly reduced to respond to decreases in revenue. Therefore, if our revenue is below our expectations, our operating results are likely to be adversely and disproportionately affected. In addition, we may change our prices, modify our distribution strategy and policies, accelerate our investment in research and development, or increase our sales or marketing efforts to respond to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations. We use forecasted revenue to establish our expense budget. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, any shortfall in revenue may result in significant losses. In addition, in some future quarters, our financial results may be below the expectations of public market analysts or investors. In such event, the market price of our common stock would likely fall.

Our future success will depend on our ability to find new markets for our products.

Historically, we have focused our sales efforts on the American and European markets. We intend to enter into new markets, such as Asia and Latin America. Our future success is dependent upon us introducing our products to new markets with power needs consistent with the attributes of our product offerings. If we are unable to successfully introduce our products to these new markets, our business will suffer.

We have increased our international activities significantly since 2002 and plan to continue such efforts, which subjects us to additional business risks including increased logistical and financial complexity, political instability and currency fluctuations.

The percentage of our revenue derived from customers located outside of the United States was 45%, 50% and 48% in 2005, 2004 and 2003, respectively. In the six-month period ended June 30, 2006 we derived

36% of our total revenues from sales to international customers. Our international operations are subject to a number of risks, including:

•	foreign laws and business practices that favor local competition;

•	dependence on local channel partners;

•	compliance with multiple, conflicting and changing government laws and regulations;

•	longer sales cycles;

•	difficulties in managing and staffing foreign operations;

•	foreign currency exchange rate fluctuations and the associated effects on product demand and timing of payment;

•	political and economic stability, particularly in the Middle East and North Africa;

•	greater difficulty in the contracting and shipping process, in accounts receivable collection and longer collection periods;

•	greater difficulty in hiring qualified technical sales and application engineers;

•	greater difficulty in creating and organizing foreign entities; and

•	difficulties with financial reporting in foreign countries.

To date, the majority of our sales to international customers and purchases of components from international suppliers have been denominated in U.S. dollars. As a result, an increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive for our international customers to purchase, thus rendering our products less competitive. As we increase direct sales in foreign markets, we are making more sales that are denominated in other currencies, primarily euros and British pounds. Those sales in currencies other than U.S. dollars can result in translation gains and losses. Currently, we do not engage in hedging activities for our international operations. We may engage in hedging activities in the future; however, such hedging activities may not be effective and may result in foreign exchange hedging losses that could impair our financial results.

We are subject to risks relating to product concentration and lack of revenue diversification.

We derive a substantial portion of our revenue from a limited number of products, and we expect these products to continue to account for a large percentage of our revenues in the near term. Continued and increasing market acceptance of these products is therefore critical to our future success. Our future success will also depend on our ability to reduce our dependence on these few products by developing and introducing to the market new products and product enhancements in a timely manner. Specifically, our ability to capture significant market share depends on our ability to market our existing UPS product line at higher and lower power range offerings, and on our ability to develop and market our TACAS-based extended runtime products, such as the CoolAir DC. Even if we are able to develop and commercially introduce new products and enhancements, they may not achieve market acceptance, which would substantially impair our revenue, profitability and overall financial prospects. Successful product development and market acceptance of our existing and future products depend on a number of factors including:

•	changing requirements of customers;

•	accurate prediction of market and technical requirements;

•	timely completion and introduction of new designs;

•	availability, quality, price and performance of our products;

•	availability, quality, price and performance of competing products and technologies;

•	our customer service and support capabilities and responsiveness;

•	successful development of our relationships with existing and potential customers; and

•	changes in technology, industry standards or end-user preferences.

If we are unable to expand our distribution channels and manage our existing and new product distribution relationships, our ability to grow our business may be impeded.

Historically, the majority of our sales were made through our OEM channels. Recently, we have focused on establishing a direct sales channel that supplements our OEM channel. The future growth of our business will depend in part on our ability to sell our products through a direct sales channel in addition to sales through our OEM channel. This will require us to manage relationships with customers rather than rely on our OEM partners to manage these relationships. As part of our growth strategy, we plan to expand our relationships with distributors and develop relationships with new distributors. We will also look to identify and develop new relationships with additional parties that could serve as an outlet for our products, including CoolAir DC. If we are unable to successfully execute this strategy and manage our existing OEM channel partners, such as Caterpillar and Eaton Electrical, our national accounts team and our new manufacturer’s representatives, the future growth of our business may be impeded, which may adversely affect our results of operations.

Failure to hire and retain skilled personnel could adversely affect our stock price, operations and product development.

We believe our future success will depend in large part upon our ability to attract, motivate and retain highly skilled managerial, engineering and sales and marketing personnel. There is a limited supply of skilled employees with power quality marketplace experience. The recent decline in our stock price may diminish the financial attractiveness of the stock options we have issued, which may cause certain of our current employees to seek employment elsewhere as a result of this decreased financial incentive. The decline in our stock price may also impair our ability to recruit new employees. Our July 2006 reduction in force or any future workforce reductions could adversely affect the morale of remaining employees and our efforts to attract and retain highly skilled employees. These workforce cost reduction efforts, or their announcement, could cause a decrease or significant fluctuations, in our stock price. There may also be an increased risk of litigation as a result of reductions in our workforce. Our failure to attract and retain the highly trained technical personnel who are essential to our product development, marketing, sales, service and support teams may limit the rate at which we can develop new products or generate revenue. If we are unable to retain the personnel we currently employ, or if we are unable to quickly replace departing employees, our operations and new product development may suffer.

We are significantly dependent on our relationship with Caterpillar, our primary OEM customer. If this relationship is terminated or diminished, for whatever reason, our business and financial prospects likely would suffer.

Caterpillar and its dealer network are our largest customer overall and our primary OEM partner for our flywheel-based products. Caterpillar and its dealer network accounted for 42%, 54% and 60% of our revenue, during 2005, 2004 and 2003, respectively. In the six-month period ended June 30, 2006, Caterpillar and its dealer network accounted for 40% of our revenue. If our relationship with Caterpillar is terminated or diminished, or if Caterpillar’s distribution of the Cat UPS product is not successful or suffers an adverse change, our business and financial prospects would likely suffer. Pursuant to our distribution agreement with Caterpillar, they are the exclusive OEM distributor, subject to limited exceptions, of our CleanSource UPS product. Caterpillar is not obligated to purchase any CleanSource UPS units. To date, sales by Caterpillar have been well short of the contractual minimums necessary for Caterpillar to retain exclusivity; however, we have continued to work with Caterpillar as our primary UPS OEM customer and have not sold the UPS to any of Caterpillar’s identified competitors.

Our agreement with Caterpillar expires in January 2007. While we intend to renew this agreement, and currently believe that Caterpillar desires and intends to renew the agreement, we cannot be sure that such renewal will take place. If we do not continue this OEM relationship with Caterpillar, our business and financial prospects likely would suffer.

We have underutilized manufacturing capacity and have no experience manufacturing our products in large quantities.

In 2001, we outfitted a 127,000 square foot facility used for manufacturing and testing of our three-phase product line, including our flywheel-based DC and UPS products. To be financially successful, and to utilize the capacity of this facility to absorb its associated overhead, we must achieve significantly higher sales volumes. We must accomplish this while also preserving the quality levels we achieved when manufacturing these products in more limited quantities. To date, we have not been successful at increasing our sales volume to a level that fully utilizes the capacity of the facility and we may never increase our sales volume to necessary levels. If we do not reach these necessary sales volume levels, or if we cannot sell our products at our suggested prices, our ability to reach profitability will be adversely affected.

Achieving the necessary production levels presents a number of technological and engineering challenges for us. We have not previously manufactured our products in high volume. We do not know whether or when we will be able to develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and product standards or production volumes required to manufacture large quantities of our products successfully. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

We must build quality products to ensure acceptance of our products.

The market perception of our products and related acceptance of the products is highly dependent upon the quality and reliability of the products that we build. Any quality problems attributable to the CleanSource DC, CleanSource UPS or CoolAir DC product lines may substantially impair our revenue prospects. Moreover, quality problems for our product lines could cause us to delay or cease shipments of products or to recall or field upgrade products, thus adversely affecting our ability to meet revenue or cost targets. In addition, while we seek to limit our liability as a result of product failure or defects through warranty and other limitations, if one of our products fails, a customer could suffer a significant loss and seek to hold us responsible for that loss.

We have recently introduced the CoolAir DC product but are not yet able to determine the rate of acceptance or likely success of this product.

We began commercial production of our new CoolAir DC extended runtime product in the second quarter of 2006. Based on our experience with flywheel products, we believe that the market for power quality products is reluctant and slow to adopt new technologies and we anticipate this with CoolAir DC, as well. Acceptance of this product is an important part of our growth strategy and therefore is critical to our future success. If the market does not embrace this new technology, or if the market accepts it at a rate slower than what we anticipate, this could adversely impact our revenue, profitability and overall financial prospects. The successful market acceptance of our CoolAir DC product depends upon a number of factors including:

•	the cost competitiveness of this product compared to existing or alternative technologies;

•	the quality and reliability compared to existing products;

•	our ability to explain and sell the value and benefits of this new technology to our potential customers and to enable them to trust their mission-critical power needs to our new technology;

•	our ability to displace existing entrenched technologies and vendors; and

•	our ability to provide adequate marketing and sales channel support to accelerate product acceptance.

Our CoolAir DC product relies on a new thermal and compressed air storage (TACAS) technology that has a limited operating history in commercial applications and requires a greater initial investment than competing solutions.

Our recently introduced CoolAir DC product relies on our TACAS technology that has a limited operating history in commercial applications. Potential customers may be hesitant to purchase a product with a limited operating history to protect their “mission-critical” applications. In addition, the initial cost to purchase our CoolAir DC product typically exceeds the cost of a traditional battery-based solution. The lack of an operating history for our

TACAS technology and the higher start-up costs may cause the market for our CoolAir products to develop slower than we anticipate. We have invested significant amounts in the development of our TACAS technology and this technology is the focus of many of our future product plans. Therefore, if market acceptance of our TACAS-based products is slow to develop or fails to develop, we may lose a significant portion of our investment in this technology and our business and financial results will suffer.

We currently operate without a significant backlog, which may cause our results of operations to fluctuate.

We generally operate our business without any significant backlog of orders from customers. Normally our products are shipped and revenue is recognized at that time. The lack of backlog makes revenue in any quarter substantially dependent on orders booked and shipped throughout that quarter, and as a result, our results of operations tend to fluctuate from quarter to quarter, which may adversely impact the price of our stock.

Seasonality may contribute to fluctuations in our quarterly operating results.

Our business has, on occasion, experienced seasonal customer buying patterns. In recent years, we have generally experienced relatively weaker demand in the first calendar quarter of the year as customers delay purchasing decisions while capital budgets are being approved. We believe that this pattern will continue. In addition, we anticipate that demand for our products in Europe and Africa may decline in the summer months, as compared to other regions, because of reduced corporate buying patterns during the vacation season. Seasonality may cause our results of operations to fluctuate from quarter to quarter, which may adversely impact the price of our stock.

We depend on sole and limited source suppliers and outsource selected component manufacturing.

We purchase several component parts from sole source and limited source suppliers. As a result of our current volumes, we lack significant leverage with these suppliers. If our suppliers receive excess demand for their products, we may receive a low priority for order fulfillment, as larger volume customers may receive priority, resulting in delays in our acquiring components. If we are delayed in acquiring components for our products, the manufacture and shipment of our products will also be delayed. For example, we purchase a particular type of power module from Semikron International, which is a single source supplier. Lead times for ordering materials and components vary significantly and depend on factors such as specific supplier requirements, contract terms, production time required and current market demand for such components. Some of these delays may be substantial. As a result, we purchase several components in large quantities to protect our ability to deliver finished products. If we overestimate our component requirements, we may have excess inventory, which will increase our costs. If we underestimate our component requirements, we will have inadequate inventory, which will delay our manufacturing and render us unable to deliver products to customers on scheduled delivery dates. If we are unable to obtain a component from a supplier or if the price of a component has increased substantially, we may be required to manufacture the component internally, which will also result in delays or require us to absorb price increases. Manufacturing delays could negatively impact our ability to sell our products and could damage our customer relationships.

To assure the availability of our products to our customers, we outsource the manufacturing of selected components prior to the receipt of purchase orders from customers based on internal product sales revenue forecasts. However, these forecasts do not represent binding purchase commitments from our customers. We do not recognize revenue for such products until the product is shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. As demand for our products may not materialize, this product delivery method subjects us to increased risks of high inventory carrying costs, obsolescence and excess, and may increase our operating costs. In addition, we may make design changes to our products from time to time, which could lead to obsolescence of inventory.

We face significant competition from other companies.

The markets for power quality and power reliability are intensely competitive. There are many companies engaged in all areas of traditional and alternative UPS and backup systems in the United States and abroad, including, among others, major electric and specialized electronics firms, as well as universities, research institutions and foreign government-sponsored companies. There are many companies that are developing flywheel-

based energy storage systems and flywheel-based power quality systems. We may face future competition from companies that are developing other types of emerging power technologies, such as high-speed composite flywheels, ultra capacitors and superconducting magnetic energy storage. Our CoolAir DC product competes primarily against battery cabinet product offerings but may also compete against other emerging power technologies in the future.

Many of our current and potential competitors have longer operating histories, broader name and brand recognition, a larger installed base of customers and significantly greater financial, technical, marketing and other resources. As a result, these competitors may have greater credibility with our existing and potential customers. They also may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can to ours, which would allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, some of our current and potential competitors have established supplier or joint development relationships with our current or potential customers. These competitors may be able to leverage their existing relationships to discourage these customers from purchasing products from us or to persuade them to replace our products with their products. Increased competition could decrease our prices, reduce our sales, lower our margins, or decrease our market share. These and other competitive pressures could prevent us from competing successfully against current or future competitors and could materially harm our business.

We may be unable to protect our intellectual property and proprietary rights.

Our success depends to a significant degree upon our ability to protect our proprietary technology, and we expect that future technological advancements made by us will be critical to sustain market acceptance of our products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We also enter into confidentiality or license agreements with our employees, consultants and business partners and control access to and distribution of our software, documentation and other proprietary information. Despite these efforts, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our technology, particularly in foreign countries where applicable laws may not protect our proprietary rights as fully as in the United States. In addition, the measures we undertake may not be sufficient to adequately protect our proprietary technology and may not preclude competitors from independently developing products with functionality or features similar to those of our products.

In recent years, there has been significant litigation in the United States involving patents, trademarks and other intellectual property rights. We may become involved in litigation in the future to protect our intellectual property or defend allegations of infringement asserted by others. Legal proceedings could subject us to significant liability for damages or invalidate our intellectual property rights. Any litigation, regardless of its merits or its outcome, likely would be time consuming and expensive to resolve and would divert management’s time and attention. Any potential intellectual property litigation also could force us to take specific actions, including:

•	cease selling our products that use the challenged intellectual property;

•	obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology or trademark, which license may not be available on reasonable terms, or at all;

•	redesign those products that use infringing intellectual property; or

•	cease to use an infringing trademark.

We may require substantial additional funds in the future to finance our product development and commercialization plans.

Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities, marketing activities or the development of our manufacturing capabilities with our revenue and our cash on hand. We expect that our current cash and investments, together with our other available sources of working capital, will be sufficient to fund corporate cash requirements for at least twelve months.

However, unforeseen delays or difficulties in these activities could increase costs and exhaust our resources prior to the full commercialization of our products under development. We do not know whether we will be able to secure additional funding, or funding on terms acceptable to us, to continue our operations as planned. If financing is not available, we may be required to reduce, delay or eliminate certain activities or to license or sell to others some of our proprietary technology.

We have anti-takeover provisions that could discourage, delay or prevent our acquisition.

Provisions of our certificate of incorporation and bylaws could have the effect of discouraging, delaying or preventing a merger or acquisition that a stockholder may consider favorable. Additionally, in December 2001 our board of directors approved a stockholder rights plan, which would require a potential acquiror to negotiate directly with our board of directors regarding any planned acquisition. We also are subject to the anti-takeover laws of the State of Delaware, which may further discourage, delay or prevent someone from acquiring or merging with us. In addition, our agreement with Caterpillar for the distribution of CleanSource UPS provides that Caterpillar may terminate the agreement in the event we are acquired or undergo a change in control. The possible loss of our most significant customer could be a significant deterrent to possible acquirers and may substantially limit the number of possible acquirers. All of these factors may decrease the likelihood that we would be acquired, which may depress the market price of our common stock.

Volatility in our stock price could result in claims against us.

Historically the market price of our common stock has fluctuated significantly. In 2006, the sales price of our common stock ranged from $2.65 to $5.91. In addition to those risks described earlier in this section, the market price of our common stock can be expected to fluctuate significantly in response to numerous other factors, many of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our operating results;

•	changes in financial estimates by securities analysts or our failure to perform in line with such estimates;

•	changes in market valuations of other technology companies, particularly those that sell products used in power quality systems;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	introduction of technologies or product enhancements that reduce the need for flywheel energy storage systems;

•	the loss of one or more key OEM customers;

•	inability to successfully expand our distribution channels;

•	departures of key personnel; and

•	changing external capital market conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than historical or current facts, including, without limitation, statements about our business strategy, plans and objectives of management and our future prospects, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from these expectations. Such risks and uncertainties include, without limitation, the following:

•	market acceptance of our current and future products;

•	growth in markets for our products

•	international business risks;

•	expansion of our product offerings and sales channels;

•	customer demand for our products;

•	customer benefits attributable to our products;

•	seasonality;

•	technologies and operations;

•	the effect of competition; and

•	future economic, business and regulatory conditions.

You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue” and other similar words. You should read statements that contain these words carefully because they discuss our future expectations, make projections of our future results of operations or financial condition, or state other “forward-looking” information. We believe that it is important to communicate our future expectations to investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the section captioned “Risk Factors” as well as any cautionary language included in or incorporated by reference in the prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, we will use the net proceeds from the sale of the securities offered hereby for general corporate purposes, which may include working capital, capital expenditures, development costs, strategic investments or possible acquisitions. We have not allocated any portion of the net proceeds for any particular use at this time. The net proceeds may be invested temporarily until they are used for their stated purpose. Specific information concerning the use of proceeds from the sale of any securities will be included in the prospectus supplement relating to such securities. We will not receive any of the proceeds from the sale of securities that may be sold by selling securityholders.

RATIO OF EARNINGS TO FIXED CHARGES

Our deficiency of earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein.

	Years Ended December 31,					Six months ended June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands, except for ratios)

Deficiency of earnings to fixed charges	$(27,962)	$(27,623)	$(21,703)	$(27,780)	$(22,891)	$(12,044)

Ratio of earnings to fixed charges	–	–	–	–	–	–

Our fixed charges consist of interest incurred on indebtedness. We had no fixed charges for the periods presented above.

We had no shares of preferred stock outstanding for any period presented. As a result, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.

OUR BUSINESS

Overview

Active Power designs, manufactures and markets power quality products that provide consistent, reliable and cost-effective ride through, or temporary, power for the majority of power disturbances, such as voltage sags and surges, and bridge the gap between a power outage and restoration of power or the time required to switch to generator power. Our products are designed to be environmentally friendly compared to existing solutions without compromising functionality, efficiency or cost. We have shipped over 1,300 flywheels, or more than 325 megawatts of our products, representing $91.4 million in revenue, to business locations in over 35 countries around the world since our founding in 1992. We are headquartered in Austin, Texas.

Our patented flywheel energy storage systems store kinetic energy by constantly spinning a compact steel wheel (“flywheel”) driven from utility power in a low-friction environment. When the utility power used to spin the flywheel fluctuates or is interrupted, the flywheel’s inertia causes it to continue spinning. The resulting kinetic energy of the spinning flywheel generates electricity known as “bridging power” for short periods until utility power is fully restored or a backup electric generator starts and takes over generating longer-term backup power in the case of an extended electrical outage. We believe that our flywheel products provide many competitive advantages over traditional battery-based systems, including substantial space savings, high power densities, “green” energy storage and power efficiencies as high as 98% that reduce total operational energy costs. We offer our flywheel products with load capabilities from 65 kVA to 3600 kVA, while typically targetting higher power density applications above 200 kVA since the majority of these customers already have back-up generators. We market our flywheel products under the brand name CleanSource®. CleanSource DC is a non-chemical replacement for lead-acid batteries used for bridging power. Utilizing our flywheel energy storage technology, the CleanSource DC is a stand-alone direct current (DC) product that is compatible with all major brands of uninterruptible power supplies (UPS). We built on the technological success of CleanSource DC by creating a battery-free UPS, CleanSource UPS, which integrates the UPS electronics and our flywheel energy storage system into one compact cabinet. CleanSource UPS represents the majority of our current revenues. Combining our CleanSource UPS with a generator provides customers with complete short and long-term protection in the event of a power disturbance. We sell our CleanSource flywheel products to commercial and industrial customers across a variety of vertical markets including manufacturing, technology, communications, utilities, healthcare, banking and military and in all major geographic regions of the world, but particularly in North America and Europe.

To address the requirements of customers without backup generators that still need protection from utility disturbances, we also have developed a patented extended runtime product that we call CoolAir™ DC. We initially have targeted CoolAir DC at lower power levels than our flywheel products, and it is sold as a minute-for-minute replacement for lead-acid batteries. CoolAir DC can provide backup power for several minutes to hours depending on the customer application. CoolAir DC utilizes mature thermal and compressed air storage (TACAS) technologies combined in a proprietary manner to produce backup power during an electrical disturbance. This product discharges cool air as a by-product of its operation that also can be used by customers during an electrical disturbance as a source of backup cooling. In addition to offering a DC-only solution, when customers desire a complete backup solution with an extended runtime, we have introduced the CoolAir UPS that couples our CoolAir DC product with a third party double-conversion UPS. CoolAir initially is being targeted at small to medium-size data center customers in North America following its commercial introduction in the second quarter of 2006, and we expect an international version will be available in late 2006.

Market Opportunities

According to a 2006 Frost & Sullivan report, the overall annual worldwide UPS market exceeds $5.76 billion in sales, with an average annual growth rate of 6% projected through 2012. The UPS market consists of single-phase and three-phase segments based on user power level requirements. The three-phase segment is typically used by commercial and industrial customers, and the single-phase segment is typically used by residential and other lower power level applications. Active Power targets the three-phase UPS market, covering 20 kVA and higher power applications, that was estimated to make up approximately 33% of this market in 2005, or approximately $1.8 billion per year. The segment of the market above 200kVA that we target with our flywheel products was estimated by Frost & Sullivan to be approximately $740 million per year in 2005, and is projected to grow at a 5.4% annual rate through 2012. The market between 20-200kVA, which is where we target our CoolAir products, was estimated to be approximately $1.1 billion per year in 2005 and is expected to grow at an annual rate of approximately 5% through 2012.

We believe that the following trends in power use will create additional market opportunities for us with our current product portfolio:

Increasing awareness of need for backup power systems. Increases in the size and frequency of natural disasters, utility grid failures, and a general increase in power demand, have increased the number of businesses that are exposed to the risks associated with, and the negative effects of, power quality interruptions. The transfer of manufacturing and enterprise services to developing countries with poor quality infrastructure also is increasing the visibility of the economic effects of poor power quality. Further, many developing economies lack adequate power infrastructure to ensure continuous power for industry, which impacts productivity and efficiency. Collectively, this increased awareness of the risks of business interruption due to power quality or supply interruption is driving more businesses to consider the need for more reliable backup power systems.

Trend toward higher power installations. New computing capabilities and developments in higher performance microprocessor designs are increasing power requirements for many industries. Often these higher power requirements are mirrored with shrinking space availability, requiring a power quality solution with greater power density that frees up space for more revenue generating computing applications. Alternatively, customers may desire to retrofit their existing facilities to handle more power since the cost of constructing new facility space continues to rise. High power installations are not limited to a particular vertical market or industry, but, by way of example, can include semiconductor plants, large hospital or medical complexes, large industrial manufacturing plants, broadcast/communications facilities, transportation facilities (airports, etc), and large computer data centers. Furthermore, in high power installations, customers are more likely to be comfortable with our products because they already are familiar with battery-free alternative technologies such as flywheels, rotary UPS systems, and are more likely to be using a backup power generator for their applications.

Extended runtime applications. In certain applications, where extended bridging power may be required, users are looking to increase the amount of backup time that their power quality solutions can provide. The longer the backup time, the greater the ability to operate through a complete power disturbance or to conduct an orderly shut down of operations that can minimize the economic impact of a utility power interruption. A large portion of the 5-200 kVA UPS market, particularly in North America, currently operates without backup generator systems and have tended to rely only on battery-based UPS systems. These customers typically need five to fifteen minutes of runtime from their energy storage system, which today is primarily being served by battery-based technology. The backup power systems for many of these customers do not provide power to their cooling systems during a utility disturbance. This only increases the likelihood of a thermal overload of their computing systems increasing the risk of a disturbance to the customer’s mission-critical applications. As a result, a computing facility may overheat despite the availability of sufficient backup power for computer systems during a utility disturbance. The ability to solve cooling problems during a utility power disturbance, and the ability to extend the available runtime while eliminating the need for a costly generator or HVAC backup system is critical to meeting the backup power quality needs of the small and mid-sized commercial markets.

Our Key Strengths

We believe that our key strengths and differentiators can be summarized as follows:

Differentiated product offering that provides cost-saving opportunities. We believe our products offer higher reliability than competing battery alternatives and are more easily maintained. We offer products with an estimated 20-year design life, compared to battery solutions that have average lifespans of as little as 3.5 years. Given their durable construction, and lack of heat-sensitive electrochemicals, our products can work in harsh environments with high reliability and without the operating costs associated with heating or cooling that may otherwise be required by a backup power system. Our flywheel products can provide up to 15 times more power in the same space as an alternative battery-based system. This increased power density allows us to free up valuable revenue-generating space for customers, or to allow them to provide higher backup power levels in their current space without the need for additional build out. Our flywheel products operate with up to 98% power efficiency that, given the long product lifetime, can translate into significant cost savings over the product’s lifecycle.

We estimate, when considering the need for ongoing maintenance, replacement costs and the physical environmental requirements of battery-based products, that the total cost of ownership of our flywheel-based products, which includes purchase price, installation, maintenance and energy costs accumulated over a 10-year period, is less than half of that of comparable battery-based system. Our megawatt class UPS platform allows us to compete for large system installations where there are fewer competitors and where battery-based solutions are less favorable due to greater space requirements and higher maintenance costs. We began production of our CoolAir product platform in the second quarter of 2006. CoolAir provides a minute-for-minute alternative to the backup power of batteries while also providing backup cooling during an outage. The CoolAir product platform also broadens our product range into the extended runtime category.

Significant near-term growth opportunities in large commercial markets. With the increasing importance of consistent and reliable electric power, we are experiencing significant interest in our products and expect this to result in near-term and sustained growth opportunities. The build-out of large data centers in North America and Europe and the relative unreliability of utility-provided electricity have resulted in a global increase in investment in backup power systems in a wide range of industries, including healthcare, broadcast and communications, transportation and manufacturing. We currently are focused on serving the American and European markets. These markets represent approximately 65% of the global $5.76 billion UPS market according to a 2006 Frost & Sullivan study. We plan to expand into other geographies beginning in 2007 including markets located in Asia and Latin America, where we believe that these same global power demand trends will offer us significant near and long-term growth opportunities.

Well-respected and established distribution partners. We maintain strategic alliances with several of the leading power technology distribution partners in the United States, including Caterpillar, Eaton Electrical and General Electric, each of which has endorsed our products. These alliances provide us with sales distribution channels into commercialized global markets. For example, Caterpillar distributes our flywheel UPS system under the Caterpillar brand name through their global dealer network. We have a partnership with GE that gives GE the non-exclusive right to purchase and sell our CleanSource DC products, and Eaton Electrical also provides us with sales and services support for the CleanSource DC products. We have added other regional distributors for our CleanSource DC products, including Fuji Electric in Japan and Vega Power (ASEA E&T) in the Republic of Korea.

One of few economically viable, environmentally friendly and safe solutions. With the low operating costs (less than half the total costs of battery-based solutions over a 10-year period) and 20-year design life span of our products, we believe we offer one of only a few economically viable, environmentally friendly and safe products available on the market today. Given heightened social awareness and increased environmental concerns, we believe our products are well-positioned to capitalize on this trend. We believe that we are particularly well-positioned for the European market, which is characterized by higher energy costs, more significant economic incentives to use green power and a greater environmental awareness. Our products do not have the safety, toxicity and environmental concerns of battery-based solutions and they are not subject to the same physical operating requirements and can perform in harsh climates and extreme conditions far better than battery-based products. Poorly maintained battery installations can present fire and safety risks up to and including fires and explosion, and we have successfully sold our products to many customers due to their problems with batteries (high cost, high maintenance, disposal issues, low reliability) and their need for a safer and environmentally friendly alternative.

Our Business Strategy

Active Power’s primary operating goal is to provide innovative three-phase power quality solutions to enable businesses to continue to operate in the event of electrical power disturbances. Key elements of our strategy include:

Migrate to a systems solution provider from current product focus

We believe that our approach of focusing on a solutions-based offering, including service, will accelerate our growth potential and path to operating profitability. Our history of product development has resulted in new and innovative products for solving power quality and reliability issues, including our CleanSource flywheel-based products and our CoolAir TACAS-based products. Over the last five years we have improved and broadened our range of three-phase power quality products and introduced new technologies to meet user requirements at higher and lower power levels. During this period, we primarily have employed a narrow sales channel strategy to sell our products, which resulted in our functioning largely as a product supplier to our OEM partners and direct customers. However, our experience in the market has led us to conclude that many customers prefer to be provided with a complete power quality solution, including our products, ancillary products that are needed to complete the system solution such as switching gear and generators, design and installation services, as well as regular product maintenance and repair services. We believe that changing our sales focus to one of solutions-based rather than product-focused offerings will allow us to increase revenue opportunities, increase direct end-user contact to facilitate continuing product development, create opportunities for repeat business, and enhance our ability to sell higher margin service and repair business to our customers.

Broaden our available markets and channels of distribution

Historically, the majority of our sales were made through our OEM channels. As recently as 2003, 72% of our revenues were made via our OEM channels, with the majority of this revenue coming from Caterpillar. Since then we have focused on establishing a direct sales channel that supplements our OEM channel while enabling us to expand into new geographies. We began this strategy by adding direct sales employees with power industry sales experience in Western Europe and in parts of the Caribbean and Mexico. By adding more direct and solution-focused sales personnel, we have increased the proportion of direct sales from 7% of revenue in 2002 to 48% of revenues in 2005. As we increase sales in a region, we add service personnel and project management skills to manage customer implementations and provide post-sales support. We also are adding new sales offices, complete with demonstration and service capabilities, to complement our sales activities and to create a more local presence for our international customers.

While the OEM channel has provided brand credibility to our company and our products, particularly in new markets and with larger customers, such as our multi-megawatt project customers, the OEM channel has not been effective in markets where, for example, the OEM did not have a significant existing power quality business in that market. In such situations we have elected to broaden our sales channels and have started selling products directly with Active Power personnel and through third-party representatives such as manufacturers’ representatives and value-added resellers (VARs). We will continue to evaluate our OEM, VAR partners and manufacturers’ representatives in each market to ensure adequate performance and growth, and to enhance the sales potential of each of our geographic regions. We also will continue to manage potential channel conflicts within markets, and continue to support the requirements of our partners to enable our success with this multi-channel global sales strategy.

In 2005, we added approximately 23 manufacturers’ representatives primarily focused in North America. We also began to add more direct sales employees and sales agents to broaden our reach. We have developed a national account team in North America, which is focused on directly selling multiple units to Fortune 100 companies as a more efficient way of increasing sales volume. As we have expanded our direct selling capabilities, we also have expanded into new international markets and hired additional direct sales resources, particularly in Europe, the Middle East and Africa (EMEA) during 2005 and 2006.

As we complete the broadening of our sales channels in the Americas and EMEA, we plan to expand our sales capabilities into other regions, principally Latin America and Asia beginning in 2007. These regions fit the profile of areas where our products have been most successful to date: areas with poor power infrastructure and with growing economies. We anticipate that this expansion will increase the available market for our products and provide opportunities for further growth.

Expand our customer service capabilities

We intend to expand our customer service capabilities so that we can:

•	develop direct customer relationships;

•	increase revenue and margins through increased service offerings; and

•	receive more direct feedback from customers.

We are increasing the size and geographical coverage of our service organization to mirror our expanding direct sales force and to enhance the direct service capabilities we provide to our end-user customers. Historically, our OEM partners managed end-user customers and captured the service revenues. We will place additional emphasis on developing new and innovative service solutions to augment our current offerings and to provide enhanced value for the customer. Service operations have been highly profitable segments for established power quality companies, and we believe that our expanded service organization will play a key role in generating new sales prospects, increasing revenues and providing us with more future sales opportunities as a result of direct client contact.

Leverage our core technologies to develop next-generation products

We intend to continue to use our expertise in power electronics and advanced electromechanical technologies, combined with an integrated solutions approach to developing new and enhanced products, to continue to create innovative, environmentally friendly solutions that lower the cost and to increase the quality of electric power.

We will continue to improve our designs for simplicity, service and cost. We also will continue with judicious cost reductions and feature enhancements to increase customer value and ensure competitively priced and comprehensively serviced solutions. In the last five years we have invested over $57 million in research and development of new products, features and technologies associated with power quality. We now have what we believe to be one of the broadest product offerings in the power quality market. We intend to leverage customer feedback and market intelligence so that we can capitalize on our engineering investment in our product and technology platforms, and we plan to introduce new product categories, features and benefits that will help us maintain our position as a technology leader in power quality solutions.

Increase our marketing focus to build the Active Power brand

We intend to further support our sales channels by increasing our marketing focus and by building the Active Power brand. In 2006 we added additional resources and changed our marketing focus to better leverage our multi-channel sales strategy with a more structured marketing philosophy. We believe a structured approach is necessary to create an integrated, scalable marketing plan that can support each channel, each product and each geography. We believe that more and better sales tools, more lead generation and more brand awareness due to our increased investment and market focus will lead to greater sales success.

Our Flywheel Business

Overview

Our flywheel energy storage system provides a highly reliable, low-cost and non-toxic replacement for lead-acid batteries used in conventional power quality installations. We have shipped over 1,300 flywheels, or more than 325 megawatts of our products to business locations in over 35 countries around the world.

The Flywheel Market

The principle of using stored energy in the form of a flywheel to bridge the gap between a power failure and an emergency diesel generator has been well accepted in Europe and around the world since the 1970s. In some mature markets, these type of products have the majority of the large capacity UPS business. These earlier “diesel-rotary” UPS products were limited by roller-bearing technology and possessed no more than five seconds of stored energy, requiring special arrangements for the selection and starting of the diesel generator engine. The mechanically “in-line” nature of the system also limited the output power of these products. In the 1990s advances in design including the use of permanent magnets to reduce the load on main bearings increased the performance of flywheel-designed products. Against this background, the Active Power designed products deploy far more advanced technology and can address a large market that is knowledgeable and familiar with flywheel products.

Our flywheel products generally compete in the >200kVA UPS market. The size of this market was estimated in 2005 to be approximately $740 million in annual sales in a 2006 Frost & Sullivan market study, and is anticipated to grow by 5.4% annually through 2012. Traditionally this market has been served by battery-based UPS technologies; however, substitute products, such as flywheels, are now offering viable alternatives to conventional UPS technology.

At the >200kVA power level, the primary market includes medium and large data centers, operator centers, telecommunications switching gear, broadcasting equipment and process-control (industrial) equipment. UPS systems at this level require special support for installing, auditing and maintaining the system. Hence, more products at this level are sold via direct sales and manufacturers’ representatives. In the reseller channel, mechanical and electrical contractors contribute significantly to the sales process and are an important advocate of a vendor’s product who can design a UPS manufacturer into a customer application. Most applications within this power category serve mission-critical applications. Therefore, downtime or power interruption for these applications can lead to severe financial losses for customers. This also makes this segment of the UPS market somewhat less sensitive to price because products are more likely to be evaluated in terms of product reliability, performance and power quality.

Due to the mission critical nature of the applications supported, customers are more likely to select established power quality brands and prefer a direct relationship with the supplier. Therefore, assurance of a well-developed service organization is viewed as critically important. Today this market segment is dominated by a small number of global UPS manufacturers, including Liebert, American Power Conversion, MGE and Eaton. These companies have strong brand recognition, global service capabilities and broad distribution channels. Smaller, local companies also compete in most major markets.

The biggest driver of growth for UPS systems, particularly in this high power segment, is the increase in power requirements of network and data storage equipment. This growth in power requirements is driving a change in backup power systems and we believe the number of new installations and build outs also will have a major impact on UPS growth. As power consumption is increasing, customers are looking to more efficient UPS designs that can save space, and that can operate with higher levels of efficiency to reduce electricity expenses. Conventional UPS systems use lead-acid battery-based backup solutions. While this technology is mature, there are known limitations, including the need to constantly monitor the level of availability, significant space requirements, susceptibility to high and low temperatures requiring that they be placed in temperature controlled rooms, toxicity and safety concerns, and significant annual operating and service costs. Alternative technologies that can offer higher reliability, lower total cost of operation and smaller, space efficient design, and that are safe and non-toxic, should be able to capture market share in this market segment. Flywheel-based products offer these advantages and have been in the market for a number of years to prove their reliability and efficiency. Flywheel products have been in the European market for several decades, and are more established as a viable battery alternative in that market generally. We believe that success in that market will be mirrored in other regions of the world, especially as flywheel-based products become more established.

Our successful market penetration of the UPS market primarily depends on two factors. First, our ability to compete with existing double-conversion, battery-based UPS systems. Second, the acceptance of our flywheel-based UPS in industrial applications where batteries are not an option due to the harsh operating environment. Our current flywheel products have a shorter runtime than the battery-based systems (typically 15 seconds to 60 seconds as compared to 5 minutes to 15 minutes with battery-based solutions) at a comparable installed cost. However, our flywheel UPS, when compared to equivalent lead-acid battery-based solutions, offers a significantly higher power density (4 to 15 times greater), lower lifecycle cost, lower maintenance requirements, higher power efficiency (98% as compared with high 80 to low 90 percentages for comparable battery-based double-conversion UPS systems), broader power range, and a higher operating temperature range. These product features allow us to compete more effectively with battery-based alternatives.

Our Flywheel Technology

Our patented flywheel energy storage system stores kinetic energy by constantly spinning a compact steel wheel (“flywheel”) acting as a motor driven by utility power in a low-friction environment. When the user requires short-term backup power (i.e., when the utility power used to spin the flywheel fluctuates or is interrupted), the flywheel’s inertia causes it to continue spinning. The resulting kinetic energy of the spinning flywheel generates electricity, known as “bridging power,” for short periods until utility power is restored or a backup electric generator starts and takes over generating longer-term backup power for extended electrical outages. We believe that, relative to other energy storage alternatives, our system provides high quality, reliable power at an effective cost.

The primary benefits of our flywheel-based systems include power density and power efficiency of up to 98%. On average, our flywheel-based UPS systems can produce twice as much power as comparable battery-based systems and only require approximately one-half of the equivalent space, or footprint, resulting in a fourfold improvement in power density. Power density for backup power equipment is defined as the amount of backup power a product can provide in a given area. Providing a greater power density allows increased power loads in customer data centers and frees up space for computing systems instead of backup power quality systems. Power efficiency is a measure of the amount of power consumed by the power quality or backup system when operating. This consumed power is also called the standby loss. The more power efficient a backup power system is, the less power it consumes. Our flywheel-based products have lower standby losses (<2%) than an equivalent battery-based system, meaning that they have higher power efficiency. As the customer’s costs of electricity rise, we believe that the efficiency of our flywheel-based systems offer greater energy savings resulting in lower total cost of ownership for the customer than battery-based systems.

Rather than rely on the flywheel concepts developed for other applications, we focused our development efforts on providing products that meet the specific needs of the three-phase power quality market. Users requiring backup power products desire products that can deliver high quality, reliable power at a reasonable price. As a result of these needs, we developed a flywheel system that operates at lower speeds (under 8,000 rotations per minute) than the original flywheel applications developed for space-based missions, and with increased reliability. These speeds are comparable to those of automobile engines and industrial machinery. This lower flywheel speed has allowed us to achieve a lower cost design by using an inexpensive bearing system and conventional steel in place of expensive composite materials.

The design of our flywheel system, which is displayed below, integrates the function of a motor (which utilizes electric current from the electric utility grid to provide the energy to rotate the flywheel), flywheel rotor (which spins constantly to maintain a ready source of kinetic energy), and generator (which converts the kinetic energy of the flywheel into electricity) into a single system. This integration further reduces the cost of our product and increases its efficiency.

The flywheel rotor is designed to spin in a near frictionless environment by the use of a low-cost combination of a magnetic and mechanical bearing system. The friction in the spinning chamber is further reduced by the creation of a partial vacuum, which reduces the amount of air in the chamber that otherwise creates drag on the flywheel rotor. The flywheel rotor stores energy in the form of kinetic energy by constantly rotating within the vacuum container. As the flywheel rotor slows down when a user requires power, the rotor’s magnetism is increased as it rotates past copper coils contained in the armature to generate constant output power. This enables the flywheel system to provide between 15 seconds and 60 seconds of electricity during power disturbances. While a lead-acid battery can typically provide backup power for a much longer period, this capability usually is not required when a customer also employs a backup generator. Our flywheel-based system can provide ride-through, or temporary, power for the majority of power disturbances, such as voltage sags and surges, and can bridge the gap between a power outage and the time required to switch to generator power.

We have verified our flywheel design with both internal and external three-dimensional finite element analysis, as well as tests designed to determine the flywheel’s safety at varying speeds. We test each flywheel rotor with stringent quality control methods. These tests have demonstrated a factor of safety consistent with common industrial machines such as large motors and generators.

Our Flywheel Products

CleanSource DC

CleanSource DC is a non-chemical replacement for lead-acid batteries used for short-term backup power in power quality installations. Utilizing our flywheel energy storage technology, CleanSource DC is a stand-alone direct current (DC) product that is compatible with all major brands of UPS. It is compact, quiet and has demonstrated field-proven reliability. When the UPS electronics detect a power disturbance, CleanSource DC draws on the power stored as kinetic energy in the flywheel to generate backup power.

CleanSource DC can operate in conjunction with or can replace battery strings used in UPS and continuous power systems, or CPS. It also can replace the batteries now used with fuel cells and micro-turbines to meet peak power demands. This system is available in a variety of delivered power ratings up to 500 kW per flywheel system. We also can configure the units in parallel to meet higher power requirements. CleanSource DC has been designed for much longer service intervals and more extreme operating environments than typical lead-acid battery installations. Our longest continually running CleanSource DC unit was installed in June 1998. Our installed CleanSource DC units have accumulated approximately 6.8 million hours of field-proven reliability through June 30, 2006. The CleanSource DC comprised approximately 13% of our total revenue during 2005.

CleanSource UPS

We built on the technological success of CleanSource DC by creating a battery-free UPS, CleanSource UPS, which now represents the majority of our current revenues. Instead of a UPS and string of batteries in two separate cabinets, we have integrated the UPS electronics and our flywheel energy storage system into one compact cabinet. Our installed CleanSource UPS units have accumulated over 15.7 million hours of field operation as of June 30, 2006. The CleanSource UPS product family comprised approximately 69% of our total revenue during 2005, and 70% of our revenue in the quarter ending June 30, 2006.

The CleanSource UPS design takes advantage of the many component similarities between CleanSource DC and standard UPS electronics. Each system requires power conversion electronics, fans for cooling, a frame for structural support, a user display with data reporting capability, and other overlapping functions. By combining these functions into a single system, as shown in the diagram below, we can provide a highly reliable, cost-efficient power quality solution.

CleanSource UPS System Efficiencies

System Efficiencies

Due to its proprietary cost-efficient design, CleanSource UPS can be competitively priced in relation to the installed cost of a conventional battery-based UPS. Due to its high operating efficiency, small footprint and long service life, we believe that the total cost of ownership of CleanSource UPS, which includes the purchase price, installation, maintenance and energy costs accumulated over a 10-year period, is less than half of that of conventional battery-based UPS systems. We designed CleanSource UPS to be compatible with new and installed standby generators, extending their application to use in a continuous power system, or CPS. We currently offer our CleanSource UPS product line in 65 kVA – 1200 kVA power ranges, and it can be configured in parallel up to 3600 kVA.

Our megawatt-class CleanSource UPS platform uses a separate power electronics platform than the CleanSource UPS systems in the 65 kVA – 900 kVA power ranges. With its compact and efficient design, we believe that our megawatt-class product gives us a significant competitive advantage in the high power UPS market, which is currently served by only a few battery-free companies. We also have the ability to configure multiple megawatt-class UPS systems together in parallel up to 3600 kVA, as evidenced by our having sold multiple 2400/2000 kVA UPS. The customers of high power UPS systems demand that they be highly configurable. We believe that the ability to link multiple of our megawatt class UPS machines in parallel to support higher power levels will allow us to address the multi-megawatt market for power quality equipment by offering our customers a large building block, thereby requiring fewer UPS systems, to address their multi-megawatt power quality needs. We installed our first paralleled megawatt-class UPS system in 2005.

Flywheel Customers

Prior to 2003 our primary customers were OEMs. Our most significant OEM customer has been and continues to be Caterpillar, which distributes CleanSource UPS under its own brand name.

During 2004 and 2005 we continued to make progress with our Active Power-branded sales channel by selling CleanSource UPS and DC products directly and through manufacturers’ representatives throughout North America and in several other international regions. This sales and distribution channel has increased our end-user interaction and allowed us to respond to customer needs more quickly. Our Active Power-branded sales channel contributed 48% of our revenues during 2005, as compared to 40% in 2004 and 25% in 2003.

The following table provides a representative sample of customers that use our flywheel products, and includes customers sold directly by us or by our OEM partners:

Industry	Representative Customers

Utilities	• Southern Company • Reliant Energy • Covington Electric Co-op	• AEP • JEA • First Energy

Communications	• Telemundo • Christian Television Network • Level 3 Communications • EchoStar Communications	• NBC • ABC • AT&T • Cable & Wireless

Manufacturing	• Abbot Laboratories • GE Industrial Systems • Michelin • Wyeth	• Asea Brown Boveri • STMicroelectronics • Goodyear • Group Tonic

Technology	• Fuji • Sun Microsystems • Hewlett Packard • Freescale Semiconductor	• Siemens • 3M • Micron Technologies

Financial Institutions	• Visa • MBNA	• GMAC

Healthcare, Government, Other	• Albertsons • HEB • Fairview Hospital • University of Michigan	• Nestle • Lockheed Martin • US Air Force • US Dept. of Veterans’ Affairs

Competition

Our CleanSource DC product competes with makers of lead-acid batteries and organizations developing battery-free technologies for UPS applications. Among the manufacturers of battery-free products, Piller, a European-based company, currently offers a flywheel energy storage system that competes with the CleanSource DC at comparable power levels. However, the Piller flywheel is only available with Piller’s proprietary UPS system. In addition, Pentadyne, a US-based private company, recently began to offer a DC flywheel energy storage system. Examples of other technologies potentially competitive with CleanSource DC include high-speed composite flywheels, ultra capacitors and superconducting magnetic energy storage. To date, however, we believe that none of these technologies has achieved a sufficient presence in our market to be considered a direct competitor.

The CleanSource UPS competes primarily with battery-based UPS manufacturers such as Eaton Electrical, Liebert and MGE UPS Systems. In addition, the CleanSource UPS competes with battery-free systems from Piller, Hitec and KS Techniques (previously EuroDiesel).

With the megawatt-class CleanSource UPS, we are competing with the same group of competitors mentioned above. However, we believe this megawatt class UPS market currently comprises the largest percentage of battery-free UPS systems in the UPS market. We believe the broader market acceptance of battery-free technologies in this power range should strengthen our competitive position.

Our CoolAir Business

CoolAir Overview

CoolAir DC provides backup power for several minutes to hours depending on the customer application. CoolAir DC utilizes mature thermal and compressed air storage (TACAS) technologies combined in a proprietary manner to produce backup power and backup cooling during an electrical disturbance. CoolAir DC is initially targeted at lower power levels than our flywheel products, and is sold as a minute-for-minute replacement for lead-acid batteries. In addition to offering a DC-only solution, when customers desire a complete backup solution with an extended runtime, we have introduced the CoolAir UPS that couples our CoolAir DC product with a third party double-conversion UPS.

The CoolAir Market

At its current power levels, the CoolAir product primarily competes in the 20-200kVA UPS power market against conventional battery-based UPS systems. According to an independent market analysis of the 2005 global UPS market by Frost & Sullivan, this segment represented approximately 20% of the global UPS market in 2005, with annual sales of approximately $1.1 billion, and is projected to grow at an annual rate of approximately 5% through 2012.

The primary customers in this power level include mission-critical and large-scale equipment, and typically are sold for operator centers, telecommunication equipment switching gear, broadcasting equipment, imaging diagnostic equipment, small and medium size data centers, and process and automation equipment. At this power level, compared to the market for our flywheel business, a greater percentage of sales is made regionally by local resellers. It is estimated that less than one-third of sales are made directly, compared to two thirds in the >200kVA segment.

Frost & Sullivan estimated sales growth in the 20-200 kVA market at approximately 13% in 2005, faster than the growth rate in the overall UPS market, particularly in North America and Asia, driven by strong demand in the healthcare, high-tech manufacturing and the financial services industries. Frost & Sullivan also expects this segment to continue to grow faster than the overall UPS market.

The primary drivers of growth in this segment are similar to those in our flywheel market and include renewed IT and process upgrades which are increasing power requirements for many organizations and forcing end-users to upgrade their existing power infrastructure. At this lower power level there are more competitors, particularly from Asia, which has contributed towards higher price competition and commoditization of product due to lack of innovation. Competitors have sourced manufacturing offshore to mitigate the effects of this price competition.

Applications in this power segment are often mission critical, which means a high level of user involvement and interaction between the supplier and customer during the purchase process to ensure proper configuration, service, assurance, level of reliability and delivery. This leads to increased involvement of local manufacturers’ representatives and local consulting or electrical engineers in the sales process. Often the choice of sales channel varies by geographic region due to local alliances, local tariffs and regional voltages, as well as a supplier’s position in a given market.

Like the high-power market, brand and service capabilities are important competitive differentiators. If a workstation or equipment fails, customers may suffer potentially significant economic losses. This increased awareness and application criticality have led to an increased level of brand loyalty in this market. Customers want high reliability and features such as product certifications, high power correction factors, maintenance bypass features and monitoring services. These customers also recognize the need for service and after-sales maintenance. UPS products have become more reliable and robust over time, but the backup battery system remains a prevalent source of failure in UPS systems. As a result, monitoring services are as valuable to customers as maintenance.

As most of these UPS systems are used in conjunction with an application, growth in the UPS market should be tied to growth in the application market. However, in recent years the proliferation of the Internet and PCs has been the primary driver of growth.

Overall, brand recognition and service capabilities are the most likely basis of competition due to the maturity of the markets and the lack of product innovation to differentiate similar product offerings. The ability to offer space savings, higher reliability and better service often will determine success in a market, although some markets, particularly in Asia continue to be driven primarily by price.

Thermal and Compressed Air Storage System Technology

In September 2004 we first introduced a new battery-free technology that utilizes thermal and compressed air storage (TACAS) systems to provide backup power for an extended runtime (minutes to hours) while simultaneously providing backup cooling during an electrical outage or disturbance.

During standby operation (when utility power is present), breathable compressed air can be used as an energy source stored in standard air cylinders. A nominal amount of electricity is used to keep the thermal storage material heated at the proper temperature using basic and redundant electric heating elements. In the event of a power disturbance, a valve is opened releasing the compressed air, which is routed through the thermal storage unit to gain additional energy. This heated air is then applied to an air motor (expansion turbine) that spins at high speeds and turns a permanent magnet alternator, which, in turn generates power that is used to support the critical load. Depending on the application, this product provides backup power for minutes to hours. When utility power is restored, the system can electrically recharge by using some electricity to compress air back into the cylinders and to re-heat the thermal storage material. The byproduct from operation of this system is a discharge of cool air which can be used to cool electronic equipment in the room prior to an orderly data center shutdown or until the data center cooling systems are restored on generator or utility power.

The following graphic depicts the TACAS system:

CoolAir Products

CoolAir DC

Our first product based on this TACAS technology platform is being marketed as CoolAir DC. While CoolAir DC provides extended runtimes similar to battery solutions, it does so without any of the inherent limitations of batteries related to reliability, manageability and maintainability. CoolAir DC utilizes readily available compressed air and thermal energy storage along with simple and reliable mechanical components that combine to produce a predictable and reliable source of DC power that does not degrade over time. In addition, CoolAir DC has the capability to provide backup cooling that has become an important requirement of today’s datacenters because of ever-increasing power densities. In December 2004, we shipped our first CoolAir DC evaluation unit. We recorded our first sale of a CoolAir DC in December 2005, and began commercial production during the second quarter of 2006.

CoolAir DC was developed to meet the needs of the market where customers require minutes to hours of backup power because they typically do not have backup generators. Based on our primary research, we believe a substantial portion of customers within the three-phase UPS market in North America do not have a backup generator and require extended runtimes between 5 and 30 minutes. Similarly, this market segment does not typically have their HVAC system on backup power so that during an outage critical equipment is not being cooled, even if it has backup power. Thus, having the CoolAir DC expel cool air during a power interruption can be of value to these customers by reducing the possibility of a thermal shutdown and allowing critical equipment to run for a longer duration in the event of an extended power outage. CoolAir DC is flexible in its configuration and can easily extend the runtime by simply adding more compressed air tanks. Applications demanding such extended runtime are, for example, the mid-range UPS market (roughly defined as 5 to 200 kVA), where 15 minutes of backup power is required to allow the customer to shut down its critical equipment in an orderly manner. The CoolAir DC system is currently available for a power rating from 32 to 80 kW.

CoolAir DC has lower expected lifecycle costs than battery solutions due to its projected 20-year lifespan, as well as comparatively low maintenance and replacement part requirements. In some instances, the initial cost of CoolAir DC may be higher than batteries for a customer. To help mitigate this upfront financial impact on customers, we are offering customers a usage or lease option in addition to a purchase option. The usage option includes warranty, maintenance and testing for a single price per year during a 3, 5 or 10-year agreement. The usage model spreads out the payments over an agreed term, and offers customers a consistent, predictable cost over time. CoolAir DC can be sold with a UPS or sold into existing UPS installations to replace a customer’s lead-acid batteries.

CoolAir UPS

To provide the fastest route to market for a complete UPS solution for our customers requiring extended runtime, we have teamed with a division of General Electric Corporation to provide an Active Power-branded UPS, which is marketed as CoolAir UPS. This CoolAir UPS solution leverages the TACAS technology and simply couples the CoolAir DC unit with a GE-sourced double-conversion UPS. We can also sell the GE-sourced double-conversion UPS directly to customers without the CoolAir DC. In addition to all the energy storage benefits of the TACAS technology listed above, CoolAir UPS also provides benefits such as tighter voltage regulation and better transient response that leads to much improved output power quality relative to our competitors’ UPS products. With the ability to parallel the GE-sourced UPS, multiple CoolAir UPS systems may be connected in parallel to create a backup power system up to 800 kVA.

CoolAir Customers

We began commercially selling CoolAir DC in the second quarter of 2006, and so our customer base is limited. However, some of the markets and applications that we have already shipped or sold into include the following:

Industry	Application
Utilities	Research Laboratory, Load Leveling
Semiconductor Manufacturing	Chip Manufacturing, Process Manufacturing
Academic Institutions	Data Center Operations
Financial Institutions	Data Center, Travel Center Operations
Solar Cell Manufacturing	Load Leveling

Competition

CoolAir DC competes primarily against battery cabinet offerings for 20–200 kVA UPS provided by suppliers such as Eaton Electrical, Liebert, American Power Conversion and MGE UPS Systems. To our knowledge, there are no commercially available battery-free extended runtime products within this market space. CoolAir DC provides extended runtimes similar to batteries, without any of their inherent limitations related to reliability, manageability and maintainability. In addition, CoolAir DC has the capability to provide back-up cooling that has become an important requirement of today’s data centers because of the ever-increasing power densities that generate heat within data centers. Our ability to compete effectively with the CoolAir DC product will primarily depend on the rate of acceptance of this new technology in the small to medium business segment.

CoolAir UPS is a 20–100 kVA double-conversion UPS solution that utilizes the TACAS technology for energy storage. With the CoolAir UPS, we compete against battery-based UPS solutions provided by the same group of competitors as mentioned above. Our ability to succeed within this space is also strongly dependent on the acceptance of the TACAS technology within this market segment. A differentiated offering and a strong value proposition for customers have allowed us to sign various top power quality manufacturers’ representatives to carry CoolAir UPS as their primary UPS offering. This manufacturers’ representative channel now provides significant coverage for the CoolAir UPS throughout United States.

Sales and Marketing

For the last several years our sales and marketing activities were focused principally on training and supporting our OEM customers. Since 2000 we have hosted numerous Caterpillar dealers and Eaton Electrical sales representatives to promote awareness of our UPS and DC products and to demonstrate the capabilities and market opportunities of these products. We also implemented several programs aimed at increasing OEM engagement and focusing on selling our products and have conducted regular intensive sales programs focused on enabling and educating our OEM partners throughout the United States and in Europe. These sales programs are used to increase product awareness and sales effectiveness.

Our primary sales channels in North America have traditionally been through our OEM partners, Caterpillar and Eaton Electrical. As we began to broaden our sales channels in 2005, we shifted the focus of our sales and marketing activities to direct sales, while still supporting our existing channel partners. In 2005 we undertook a campaign to recruit regional manufacturers’ representatives in the United States and Canada, and added direct sales employees and sales agents for certain products and geographic regions, particularly in Europe, to increase our market coverage. In 2006 we have been growing our geographically dispersed direct sales force to focus on direct customer relationships within specific geographic regions and particularly on specific national accounts. Direct sales tend to improve our relationships with customers, improve our gross margins and add service revenue opportunities.

Our primary sales channels in EMEA include direct sales and select VARs. We also provide services including engineering, installation, start-up, monitoring, and repair for our products under contracts with our customers.

Our marketing efforts focus on developing and sustaining key relationships with industry influencers, such as design engineers, and our channel partners, participating in trade shows to promote the brand and launch our products, and equipping and training our Active Power salespeople and our channel partners. We also work with OEM partners on promotional activities such as advertising development, direct mail and seminar strategies. We use our marketing resources to stimulate end-user interest through trade press articles, participation in industry conferences, online marketing, and limited direct mail to specific power quality prospects. In 2005 and 2006 we increased our marketing efforts in support of our direct selling activities in an effort to increase sales of Active Power-branded products and services.

Service and Support

Our first priority is to sell service contracts directly to our end-users to parallel our increased efforts to build our global direct sales force. In 2006 we began focusing on increasing our service revenues through increased customer coverage and additional value-add service offerings. We anticipate that in 2006 our service revenues will substantially grow through the direct sale of Active Power service contracts, parts, training, and installation. As we increase direct sales under the Active Power brand, we believe that this will provide us with more opportunities to increase the number of relationships with end-user customers and therefore increase service and support revenues from those customers.

Similar to our sales and marketing activities, prior to 2005 we focused on educating and training our OEM customers on the service and maintenance of our products. We believe their engagement reduced the need for us to have a large internal support organization by enabling our OEMs to provide installation, service and primary support to their customers. We also expanded our service coverage areas and entered into strategic partnerships to broaden our service reach in areas where it was impractical or inefficient to staff Active Power employees. The training programs are hosted at our Austin, Texas location where we have a sophisticated training facility, and where the service people can get hands-on-experience with our products. All of our OEM customers must be certified by Active Power in order to service our products.

We will continue to support our OEM partners who sell service contracts for our products to their customers. We understand the importance of growing service in these OEM channels as we shift to our multi-channel sales strategy.

Strategic Relationships

Caterpillar

In 1999 we established a strategic relationship with Caterpillar, pursuant to which we granted Caterpillar the worldwide right to distribute many of our CleanSource UPS products under the “Cat UPS” brand name. Caterpillar is a market leader in new generator sales and has the largest installed base of existing standby generators in the world. By offering the Cat UPS with a standby generator, Caterpillar can transform a standby power system into a CPS. The combined solution reduces maintenance costs and increases reliability relative to traditional CPS products. Moreover, because Caterpillar’s product line now includes both a UPS and a generator along with switchgear Caterpillar is now selling, Caterpillar can install and service a complete CPS under a single and very recognizable brand name. We believe that this total solution gives both Caterpillar and Active Power a significant competitive advantage in the power quality market.

UPS Development Agreement. We entered into a development agreement with Caterpillar in January 1999 for the creation and distribution of a UPS marketed under the Caterpillar brand name. Under this agreement, Caterpillar invested $5 million in this development. We began shipments of the Cat UPS in 2000. While we retained sole ownership of the underlying flywheel energy storage technology, we jointly own with Caterpillar intellectual property directed to the integration of UPS electronics with the CleanSource flywheel technology. Either we or Caterpillar may license to others the intellectual property that we jointly own without seeking the consent of the other and the licensing party will solely retain all licensing revenue generated by licensing the joint intellectual property. However, we may not license the joint intellectual property to specifically identified competitors of Caterpillar until January 1, 2007. To date, neither party has licensed the technology to a third party.

We entered into a second development with Caterpillar in September 2001 to develop a high power flywheel UPS platform that Caterpillar may ship under the Cat UPS brand name. Caterpillar invested an additional $5 million in this development. We began shipping this high power UPS in the third quarter of 2003.

Distribution Agreement. Under our distribution agreement with Caterpillar, we sell Cat UPS equipment to them at set prices. During 2005, 2004, and 2003, we received approximately 42%, 54% and 60%, respectively, of our revenue from Caterpillar and its dealer network under this agreement. The principal provisions of this distribution agreement are summarized below:

•	Caterpillar has semi-exclusive worldwide rights to distribute Cat UPS under the Caterpillar brand name;

•	If Caterpillar meets minimum semi-annual sales requirements, we will not sell Cat UPS to specifically identified competitors of Caterpillar until January 1, 2007 or the termination of the distribution agreement (Caterpillar has not met the minimum annual sales requirements); and

•	We will provide Caterpillar the same warranty Caterpillar provides to its customers who purchase electric power generation products (one year from delivery to the end-user).

Under our existing agreement, Caterpillar may continue to distribute Cat UPS until January 1, 2007. At such time the agreement will continue for additional six-month periods unless either party provides to the other, within ninety days of the end of a period, written notice of its decision not to renew the distribution agreement. The agreement may also be terminated by Caterpillar if we fail to cure any material breach by us, if the Cat UPS we manufacture consistently and materially fails to meet our published specifications, or if we substantially and continuously fail to meet agreed shipment dates for products ordered by Caterpillar. Finally, either party may terminate the agreement in the event of a change of control of the other.

To date, sales by Caterpillar have been short of the contractual minimums necessary for Caterpillar to retain semi-exclusivity; however, we have continued to work with Caterpillar as our primary UPS OEM customer and have not sold the UPS to any of Caterpillar’s identified competitors. Our agreement with Caterpillar expires in January 2007. While we intend to renew this agreement, and currently believe that Caterpillar intends to renew the agreement, we cannot be sure that such renewal will take place.

Eaton Electrical

Eaton Electrical is a global leader in power systems technology and has a broad range of UPS products and services available worldwide. Eaton Electrical sells and services the CleanSource DC product with its own UPS, delivering a battery-free backup power solution. Eaton Electrical has a well-established sales and service network that allows it to provide an effective sales channel and quality service to our end-users around the world. We recently renewed our worldwide distribution agreement with a one-year term that gives Eaton Electrical the non-exclusive right to distribute and sell the CleanSource DC worldwide. Eaton Electrical is under no obligation to purchase any CleanSource DC units from us.

GE Consumer and Industrial

Purchase Agreement. We have a purchase agreement with GE Consumer and Industrial (formerly GE Digital Energy), a division of General Electric responsible for power quality equipment. GE has the non-exclusive right to purchase and sell our CleanSource DC products. Sales of our products through this channel were negligible in 2005; however, we have experienced and are anticipating additional sales of our CleanSource DC products through this channel in 2006.

Sourcing Agreement. During 2005, GE Zenith Controls and Active Power entered into a long-term supply agreement for uninterruptible power supplies and related accessories. This agreement allows us to buy and resell GE’s 60 Hz double-conversion UPS line in North America. In 2005 we began selling these GE UPS systems on a stand-alone basis themselves; and in 2006 they are being sold along side our CoolAir DC product through our direct and manufacturers’ representative sales channels.

Other CleanSource DC Distributors

In addition to Caterpillar, Eaton Electrical and GE, we have distribution agreements with other OEM customers that have coverage in other geographical areas (e.g., Japan and The Republic of South Korea). To date, none of these distributors has generated significant revenue for us.

SELLING SECURITYHOLDERS

The selling securityholders may be our directors, executive officers, former directors, employees, former employees or other holders of our common stock. The common stock that may be sold by the selling securityholders was issued in various private placements in connection with our founding and incorporation in August 1992 or may be acquired after the date hereof by the exercise of options held by certain of our officers, directors and employees. The prospectus supplement for any offering of the common stock by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the nature of any position, office or other material relationship which each selling stockholder has had within the last three years with us or any of our predecessors or affiliates;

•	the number of shares held by each of the selling securityholders before and after the offering;

•	the percentage of the common stock held by each of the selling securityholders before and after the offering; and

•	the number of shares of our common stock offered by each of the selling securityholders.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the key terms and provisions of our capital stock. You should refer to the applicable provisions of our restated certificate of incorporation, our amended and restated bylaws, the Delaware General Corporation Law and the documents that we have incorporated by reference, including the description of our common stock contained in our registration statement on Form 8-A (filed June 30, 2000) (including any amendment or report filed for the purpose of updating such description), the description of our stock purchase rights contained in our registration statement on Form 8-A (filed December 14, 2001) (including any amendment or report filed for the purpose of updating such description) and the description of the Series A Junior Participating Preferred Stock contained in our Form 8-K (filed December 14, 2001) (including any amendment or report filed for the purpose of updating such description) for a complete statement of the terms and rights of our capital stock. See “Where You Can Find More Information” beginning on page 48.

As of the date of this prospectus, we are authorized to issue up to 150,000,000 shares of common stock, par value $0.001 per share, and up to 10,000,000 shares of preferred stock, par value $0.001 per share. Of such shares of preferred stock, 400,000 have been designated as “Series A Junior Participating Preferred Stock,” the rights, preferences and privileges of which are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock of Active Power filed with the Secretary of State of Delaware on December 18, 2001 (a form of which is included as an exhibit to our Form 8-K (filed December 14, 2001), which is incorporated herein by reference). As of August 9, 2006 we had 49,817,101 shares of common stock and no shares of preferred stock issued and outstanding.

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company and its address is 6201 15th Avenue, Brooklyn, NY 11219.

Common Stock

All of the outstanding shares of common stock are, and the common stock offered by any prospectus supplement will be, validly issued, fully paid and nonassessable upon issuance against full payment of the purchase price. Each share of common stock has an equal and ratable right to receive dividends when, as and if declared by the board of directors out of assets legally available therefor and subject to the dividend obligations to the holders of any preferred stock then outstanding.

In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities and subject to any prior rights of any holders of preferred stock that at the time may be outstanding.

The holders of common stock have no preemptive, subscription or conversion rights, and are not subject to further calls or assessments of Active Power. There are no redemption or sinking fund provisions applicable to the common stock. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Holders of common stock have no right to cumulate their votes in the election of directors, such that the holders of a majority of the shares of common stock can elect all of the members of the board of directors standing for election.

Preferred Stock

Of the authorized shares of preferred stock, 400,000 shares have been designated as “Series A Junior Participating Preferred Stock,” the rights, preferences and privileges of which are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock of Active Power filed with the Secretary of State of Delaware on December 18, 2001, a summary and form of which can be found in our Form 8-K filed December 14, 2001, which is incorporated herein by reference. Shares of preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to allow such determinations to be made by the board of directors instead of the stockholders and to avoid the expense of, and eliminate delays associated with, a stockholder vote on specific issues.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. As a result, the issuance of shares of a series of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any other series of our preferred stock. The issuance of shares of preferred stock may also adversely affect the rights of the holders of our common stock. For example, any preferred stock issued will rank senior to our common stock as to dividend rights and liquidation preference, may have full or limited voting rights and may be convertible into shares of common stock or other securities.

The following description of the terms of the preferred stock sets forth some of the general terms and provisions of our authorized preferred stock. If we offer preferred stock under this prospectus or any accompanying prospectus supplement, the terms may include the following:

•	the number of shares of each such series and the designation thereof;

•	the annual rate or amount of dividends, if any, payable on shares of each such series (which dividends would be payable in preference to any dividends on common stock), whether such dividends shall be cumulative or non-cumulative and the conditions upon which and/or the date when such dividends shall be payable;

•	whether the shares of each such series shall be redeemable and, if so, the terms and conditions of such redemption, including the time or times when and the price or prices at which shares of each such series may be redeemed;

•	the amount, if any, payable on shares of each such series in the event of liquidation, dissolution or winding up of the affairs of the Company;

•	whether the shares of each such series shall be convertible into or exchangeable for shares of any other class, or any series of the same or any other class, and, if so, the terms and conditions thereof, including the price or prices or the rate or rates at which shares of each such series shall be so convertible or exchangeable, and the adjustment which shall be made, and the circumstances in which such adjustments shall be made, in such conversion or exchange prices or rates; and

•	whether the shares of each such series shall have any voting rights in addition to those prescribed by law and, if so, the terms and conditions of exercise of voting rights.

This description of the terms of the preferred stock is not complete and will be subject to and qualified by the certificate of designation relating to any applicable series of preferred stock.

DESCRIPTION OF DEBT SECURITIES

Any debt securities that we offer under a prospectus supplement will be direct, unsecured general obligations. The debt securities will be either senior debt securities or unsecured subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a senior debt indenture and subordinated debt securities will be issued under a subordinated debt indenture. Together the senior debt indenture and the subordinated indenture are called “indentures.” The indentures will be supplemented by supplemental indentures, the material provisions of which will be described in a prospectus supplement.

As used in this description, the words “Active Power,” “we,” “us” and “our” refer to Active Power, Inc. and not to any of its subsidiaries or affiliates.

We have summarized some of the material provisions of the indentures below. This summary does not restate those agreements in their entirety. A form of senior indenture and a form of subordinated indenture have been filed as exhibits to the registration statement of which this prospectus is a part. We urge you to read each of the indentures because each one, and not this description, defines the rights of holders of debt securities.

Capitalized terms defined in the indentures have the same meanings when used in this prospectus.

General

The debt securities issued under the indentures will be our direct, unsecured general obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

A portion of our assets are held by operating subsidiaries, including Active Power (Switzerland) AG, Active Power (Germany) GmbH, and Active Power (Italy) S.r.l., as well as other direct and indirect subsidiaries that we may establish from time to time. With respect to these assets, holders of senior debt securities that are not guaranteed by our operating subsidiaries and holders of subordinated debt securities will have a position junior to the prior claims of creditors of these subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities, guarantee holders and any preferred stockholders, except to the extent that we may ourself be a creditor with recognized claims against any subsidiary. Our ability to pay the principal, premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us by our subsidiaries of dividends, debt principal and interest or other charges.

The following description sets forth the general terms and provisions that could apply to debt securities that we may offer to sell. A prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and type of the debt securities;

•	principal amount of the debt securities;

•	the issue price of the debt securities;

•	the dates on which the principal of the debt securities will be payable;

•	the minimum denominations of the debt securities;

•	the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

•	any conversion or exchange features;

•	any optional redemption periods;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

•	any provisions granting special rights to holders when a specified event occurs;

•	any changes to or additional events of default or covenants;

•	any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

•	any other terms of the debt securities.

None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, certificated or global form.

Subsidiary Guarantees

If the applicable prospectus supplement relating to a series of our senior debt securities provides that those senior debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries, payment of the principal, premium, if any, and interest on those senior debt securities will be unconditionally guaranteed on an unsecured, unsubordinated basis by such subsidiary or subsidiaries. The guarantee of senior debt securities will rank equally in right of payment with all of the unsecured and unsubordinated indebtedness of such subsidiary or subsidiaries.

If the applicable prospectus supplement relating to a series of our subordinated debt securities provides that those subordinated debt securities will have the benefit of a guarantee by any or all of our operating subsidiaries, payment of the principal, premium, if any, and interest on those subordinated debt securities will be unconditionally guaranteed on an unsecured, subordinated basis by such subsidiary or subsidiaries. The guarantee of the subordinated debt securities will be subordinated in right of payment to all of such subsidiary’s or subsidiaries’ existing and future senior indebtedness (as defined in the related prospectus supplement), including any guarantee of the senior debt securities, to the same extent and in the same manner as the subordinated debt securities are subordinated to our senior indebtedness (as defined in the related prospectus supplement). See “—Subordination” below.

The obligations of our operating subsidiaries under any such guarantee will be limited as necessary to prevent the guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Covenants

Under the indentures, we:

•	will pay the principal of, interest and any premium on, the debt securities when due;

•	will maintain a place of payment;

•	will deliver a certificate to the trustee at the end of each fiscal year reviewing our obligations under the indentures;

•	will preserve our corporate existence; and

•	will deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

Mergers and Sale of Assets

The indentures will provide that we may not consolidate with or merge into any other person or sell, convey, transfer or lease all or substantially all of our properties and assets (on a consolidated basis) to another person, unless:

•

either: (a) Active Power is the surviving corporation; or (b) the person or entity formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than Active Power) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

•	the person or entity formed by or surviving any such conversion, consolidation, amalgamation or merger (if other than Active Power) or the person or entity to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of Active Power under the securities and the indentures pursuant to agreements reasonably satisfactory to the trustee; provided that, unless such person or entity is a corporation, a corporate co-issuer of the securities will be added to the applicable indenture by agreements reasonably satisfactory to the trustee;

•	we or the successor will not immediately be in default under the indentures; and

•	we deliver an officer’s certificate and opinion of counsel to the trustee stating that such consolidation or merger complies with the indenture and that all conditions precedent set forth in the indenture have been complied with.

Upon the assumption of our obligations by a successor, we will be discharged from all obligations under the indentures.

Events of Default

“Event of default,” when used in the indentures, with respect to debt securities of any series, will mean any of the following:

•	default in the payment of any interest upon any debt security of that series when it becomes due and payable and continuance of such default for a period of 30 days;

•	default in the payment of the principal of (or premium, if any, on) any debt security of that series at its maturity;

•	default in the performance, or breach, of any covenant set forth in Article Ten of the indenture (other than a default in a covenant whose performance or whose breach is elsewhere specifically dealt with as an event of default or which has expressly been included in the indenture solely for the benefit of series of debt securities other than that series) and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to Active Power by the trustee or to Active Power and the trustee by the holders of at least 25% in principal amount of the then-outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

•	• default in the performance, or breach, of any covenant in the indenture (other than a covenant in set forth in Article Ten of the indenture or any other covenant a default in whose performance or whose breach is elsewhere specifically dealt with as an event of default or which has expressly been included in the indenture solely for the benefit of series of debt securities other than that series), and continuance of such default or breach for a period of 120 days after there has been given, by registered or certified mail, to Active Power by the trustee or to Active Power and the trustee by the holders of at least 25% in principal amount of the then-outstanding debt securities of that series a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder;

•	certain events of bankruptcy;

•	default in the deposit of any sinking fund payment when due; or

•	any other event of default provided with respect to debt securities of that series in accordance with provisions of the indenture related to the issuance of debt securities.

An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal, interest or any premium) if it considers the withholding of notice to be in the interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount outstanding of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Amendments and Waivers

Subject to certain exceptions, the indentures, the securities issued thereunder or the subsidiary guarantees may be amended or supplemented with the consent of the holders of a majority in aggregate principal amount of the then-outstanding securities of each series of securities affected by such amendment or supplemental indenture, with each such series voting as a separate series (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, securities) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with respect to each series of securities with the consent of the holders of a majority in principal amount of the then-outstanding securities of such series voting as a separate class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, securities).

Without the consent of each holder of the outstanding debt security affected, an amendment or waiver may not, among other things:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof pursuant to the indenture, or change any place of payment where, or the coin or currency in which, any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption, on or after the redemption date therefor),

•	reduce the percentage in principal amount of the then-outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver (of compliance with certain provisions of the indenture or certain defaults thereunder and their consequences) provided for in the indenture,

•	modify any of the provisions set forth in (i) sections related to matters addressed in items in the third paragraph of this caption, “– Amendments and Waivers,” immediately below, (ii) the provisions of the indenture related to the holder’s unconditional right to receive principal, premium, if any, and interest on the debt securities or (iii) the provisions of the indenture related to the waiver of past defaults under the indenture except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of the holder of each then-outstanding debt security affected thereby; provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in this section of the indenture, or the deletion of this proviso in the indenture, in accordance with the requirements of the indenture;

•	waive a redemption payment with respect to any debt security; provided, however, that any purchase or repurchase of debt securities shall not be deemed a redemption of the debt securities;

•	• release any guarantor from any of its obligations under its guarantee or the indenture, except in accordance with the terms of the indenture (as supplemented by any supplemental indenture); or

•	make any change in the foregoing amendment and waiver provisions.

Notwithstanding the foregoing, without the consent of any holder of securities, Active Power, the guarantors and the trustee may amend the indentures or the securities issued thereunder to:

•	to cure any ambiguity or to correct or supplement any provision herein that may be inconsistent with any other provision therein;

•	to evidence the succession of another person or entity to Active Power and the assumption by any such successor of the covenants of Active Power therein and, to the extent applicable, to the debt securities;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities; provided that the uncertificated debt securities are issued in registered form for purposes of Section 163(f) of the Internal Revenue Code or in the manner such that the uncertificated debt securities are described in Section 163(f)(2)(B) of the Internal Revenue Code;

•	to add a guarantee and cause any person or entity to become a guarantor, and/or to evidence the succession of another person or entity to a guarantor and the assumption by any such successor of the guarantee of such guarantor herein and, to the extent applicable, endorsed upon any debt securities of any series;

•	to secure the debt securities of any series;

•	to add to the covenants of Active Power such further covenants, restrictions, conditions or provisions as Active Power shall consider to be appropriate for the benefit of the holders of all or any series of debt securities (and if such covenants, restrictions, conditions or provisions are to be for the benefit of less than all series of debt securities, stating that such covenants are expressly being included solely for the benefit of such series) or to surrender any right or power herein conferred upon Active Power and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an event of default permitting the enforcement of all or any of the several remedies provided in the indenture as set forth therein; provided that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an event of default or may limit the remedies available to the trustee upon such an event of default or may limit the right of the holders of a majority in aggregate principal amount of the debt securities of such series to waive such an event of default;

•	to make any change to any provision of the indenture that does not adversely affect the rights or interests of any holder of debt securities;

•	provide for the issuance of additional debt securities in accordance with the provisions set forth in the indenture on the date of the indenture;

•	to add any additional defaults or events of default in respect of all or any series of debt securities;

•	to add to, change or eliminate any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the issuance of debt securities in bearer form, registrable or not registrable as to principal, and with or without interest coupons;

•	to change or eliminate any of the provisions of the indenture; provided that any such change or elimination shall become effective only when there is no debt security outstanding of any series created prior to the execution of such supplemental indenture that is entitled to the benefit of such provision;

•	to establish the form or terms of debt securities of any series as permitted thereunder, including to reopen any series of any debt securities as permitted thereunder;

•

to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the debt securities of one or more series and to add to or change any of the provisions of the indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of the indenture;

•	to conform the text of the indenture (and/or any supplemental indenture) or any debt securities issued thereunder to any provision of a description of such debt securities appearing in a prospectus or prospectus supplement or an offering memorandum or offering circular to the extent that such provision was intended to be a verbatim recreation of a provision of the indenture (and/or any supplemental indenture) or any debt securities issued thereunder; or

•	to modify, eliminate or add to the provisions of the indenture to such extent as shall be necessary to effect the qualification of the indenture under the Trust Indenture Act or under any similar federal statute subsequently enacted, and to add to the indenture such other provisions as may be expressly required under the Trust Indenture Act.

Under the indentures the consent of the holders is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the indentures becomes effective, Active Power is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

Legal Defeasance and Covenant Defeasance

Active Power may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding debt securities and all obligations of any guarantors of the debt securities discharged with respect to their guarantees (“Legal Defeasance”) except for:

•	the rights of holders of outstanding debt securities to receive payments in respect of the principal of, or interest or premium, if any, on such debt securities when such payments are due from the trust referred to below;

•	Active Power’s obligations with respect to the debt securities concerning issuing temporary debt securities, registration of debt securities, mutilated, destroyed, lost or stolen debt securities and the maintenance of an office or agency for payment and money for security payments held in trust;

•	the rights, powers, trusts, duties and immunities of the trustee, and Active Power’s and each guarantor’s obligations in connection therewith; and

•	the Legal Defeasance and Covenant Defeasance provisions of the indenture.

In addition, Active Power may, at its option and at any time, elect to have the obligations of Active Power released with respect to certain provisions of the indenture, including certain provisions set forth in any supplemental indenture (such release and termination being referred to as “Covenant Defeasance”), and thereafter any omission to comply with such obligations or provisions will not constitute a default or event of default. In the event Covenant Defeasance occurs in accordance with the indenture, the events of default described under the third and fourth items of the first paragraph under the caption “– Events of Default”, in each case, will no longer constitute an event of default.

In order to exercise either Legal Defeasance or Covenant Defeasance:

•	Active Power must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the debt securities, cash in U.S. dollars, non-callable government securities, or a combination of cash in U.S. dollars and non-callable U.S. government securities, in amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants to pay the principal of, or interest and premium, if any, on the outstanding debt securities on the stated date for payment thereof or on the applicable redemption date, as the case may be, and Active Power must specify whether the debt securities are being defeased to such stated date for payment or to a particular redemption date;

•	in the case of Legal Defeasance, Active Power has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) Active Power has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the issue date of the debt securities, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, Active Power has delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	No default or event of default has occurred and is continuing on the date of such deposit (other than a default or event of default resulting from the borrowing of funds to be applied to such deposit);

•	the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which Active Power or any guarantor is a party or by which Active Power or any guarantor is bound;

•	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the indenture) to which Active Power or any of its subsidiaries is a party or by which Active Power or any of its subsidiaries is bound;

•	Active Power must deliver to the trustee an officers’ certificate stating that the deposit was not made by Active Power with the intent of preferring the holders of debt securities over the other creditors of Active Power with the intent of defeating, hindering, delaying or defrauding creditors of Active Power or others;

•	Active Power must deliver to the trustee an officers’ certificate, stating that all conditions precedent set forth in the first through the seventh items of this paragraph have been complied with; and

•	Active Power must deliver to the trustee an opinion of counsel (which opinion of counsel may be subject to customary assumptions, qualifications and exclusions), stating that all conditions precedent set forth in the second, third and fifth items of this paragraph have been complied with; provided that the opinion of counsel with respect to the fifth item of this paragraph may be to the knowledge of such counsel.

Satisfaction and Discharge

The indentures will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the securities, as expressly provided for in the indenture) as to all outstanding securities issued thereunder and the guarantees issued thereunder when:

•

either (a) all the securities theretofore authenticated and delivered (except lost, stolen or destroyed securities that have been replaced or paid and securities for whose payment money or certain United States governmental obligations have theretofore been deposited in trust or segregated and held in trust by Active Power and thereafter repaid to Active Power or discharged from such trust) have been delivered to the trustee for cancellation or (b) all securities not theretofore delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the trustee for the giving of notice of redemption by the trustee in the name, and at the expense, of Active Power, and Active Power or the guarantors have irrevocably deposited or caused to be deposited with the trustee funds or U.S. government obligations, or a combination thereof, in an amount sufficient to pay and discharge the entire indebtedness on the securities not theretofore delivered to the trustee for cancellation, for principal of and premium, if any, on and interest on the securities to the date of deposit (in the case of securities that have become due and payable) or to the stated maturity or redemption date, as the case may be, together with instructions from Active Power irrevocably directing the trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

•	Active Power or the subsidiary guarantors have paid all other sums then due and payable under the indenture by Active Power; and

•	Active Power has delivered to the trustee an officers’ certificate and an opinion of counsel, which, taken together, state that all conditions precedent under the indenture relating to the satisfaction and discharge of the indenture have been complied with.

No Personal Liability of Directors, Officers, Employees, Partners and Stockholders

No director, officer, employee, incorporator, partner or stockholder of Active Power or any guarantor, as such, shall have any liability for any obligations of Active Power or the guarantors under the securities, the indentures, the guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder, upon Active Power’s issuance of the securities and execution of the indentures, waives and releases all such liability. The waiver and release are part of the consideration for issuance of the securities. Such waiver may not be effective to waive liabilities under the federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Denominations

Unless stated otherwise in the prospectus supplement for each issuance of debt securities, the securities will be issued in denominations of $2,000 each and integral multiples of $1,000.

Paying Agent and Registrar

The trustee will initially act as paying agent and registrar for the securities. Active Power may change the paying agent or registrar without prior notice to the holders of the securities, and Active Power may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange securities in accordance with the indentures. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and Active Power may require a holder to pay any taxes and fees required by law or permitted by the applicable indenture. Active Power is not required to transfer or exchange any security selected for redemption. Also, Active Power is not required to transfer or exchange any security for a period of 15 days before a selection of securities to be redeemed.

Subordination

The payment of principal of, premium, if any, and interest on, subordinated debt securities and any other payment obligations of Active Power in respect of subordinated debt securities (including any obligation to repurchase subordinated debt securities) is subordinated in certain circumstances in right of payment, as set forth in the subordinated indenture, to the prior payment in full in cash of all senior debt.

Active Power also may not make any payment, whether by redemption, purchase, retirement, defeasance or otherwise, upon or in respect of subordinated debt securities, except from the trust described under “— Legal Defeasance and Covenant Defeasance,” if

•	a default in the payment of the principal of all or any portion of the obligations on any senior debt (“payment default”), or

•	any other default occurs and is continuing with respect to designated senior debt pursuant to which the maturity thereof may be accelerated (“non-payment default”) and, solely with respect to this clause, the trustee for the subordinated debt securities receives a notice of the default (a “Payment Blockage Notice”) from the trustee or other representative for the holders of such designated senior debt.

Cash payments on subordinated debt securities shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived and (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any designated senior debt has been accelerated or a bankruptcy event of default has occurred and is continuing. No new period of payment blockage may be commenced unless and until 360 days have elapsed since the date of commencement of the payment blockage period resulting from the immediately prior Payment Blockage Notice. No nonpayment default in respect of designated senior debt that existed or was continuing on the date of delivery of any Payment Blockage Notice to the trustee for the subordinated debt securities shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of no less than 90 consecutive days.

The indenture also requires that we promptly notify holders of senior debt if payment of subordinated debt securities is accelerated because of an event of default.

Upon any payment or distribution of assets or securities of Active Power, in connection with any dissolution or winding up or total or partial liquidation or reorganization of Active Power, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings or other marshalling of assets for the benefit of creditors, all amounts due or to become due upon all senior debt shall first be paid in full, in cash or cash equivalents, before the holders of the subordinated debt securities or the trustee on their behalf shall be entitled to receive any payment by Active Power on account of the subordinated debt securities, or any payment to acquire any of the subordinated debt securities for cash, property or securities, or any distribution with respect to the securities of any cash, property or securities. Before any payment may be made by, or on behalf of, Active Power on any security (other than with the money, securities or proceeds held under any defeasance trust established in accordance with the indenture), in connection with any such dissolution, winding up, liquidation or reorganization, any payment or distribution of assets or securities for Active Power, to which the holders of subordinated debt securities or the trustee on their behalf would be entitled shall be made by Active Power or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other similar person or entity making such payment or distribution or by the holders or the trustee if received by them or it, directly to the holders of senior debt or their representatives or to any trustee or trustees under any indenture pursuant to which any such senior debt may have been issued, as their respective interests appear, to the extent necessary to pay all such senior debt in full, in cash or cash equivalents, after giving effect to any concurrent payment, distribution or provision therefor to or for the holders of such senior debt.

As a result of these subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceeding or an assignment for the benefit of the creditors of Active Power or a marshalling of assets or liabilities of Active Power, holders of subordinated debt securities may receive ratably less than other creditors.

Payment and Transfer

Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. Debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depository identified in the applicable prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities that it represents, a global security may not be transferred except as a whole:

•	by the applicable depository to a nominee of the depository;

•	by any nominee to the depository itself or another nominee; or

•	by the depository or any nominee to a successor depository or any nominee of the successor.

We will describe the specific terms of the depository arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

When we issue a global security in registered form, the depository for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depository (“participants”). Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depository or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

As long as the depository for a global security, or its nominee, is the registered owner of that global security, the depository or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

•	will not be entitled to have any of the underlying debt securities registered in their names;

•	will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

•	will not be considered the owners or holders under the indenture relating to those debt securities.

Payments of principal of, any premium on and any interest on individual debt securities represented by a global security registered in the name of a depository or its nominee will be made to the depository or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depository or any participants on account of beneficial interests in the global security.

We expect that the depository or its nominee, upon receipt of any payment of principal, any premium or interest relating to a global security representing any series of debt securities, immediately will credit participants’ accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depository or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers registered in “street name.” Those payments will be the sole responsibility of those participants.

If the depository for a series of debt securities is at any time unwilling, unable or ineligible to continue as depository and we do not appoint a successor depository within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Furthermore, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depository, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in any authorized denominations.

Governing Law

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

Information Concerning the Trustee

A banking or financial institution will be the trustee under the indentures. A successor trustee may be appointed in accordance with the terms of the indentures.

The indentures, and the provisions of the Trust Indenture Act incorporated by reference therein, will contain certain limitations on the rights of the trustee, should it become a creditor of us, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (within the meaning of the Trust Indenture Act), it must eliminate such conflicting interest or resign.

A single banking or financial institution may act as trustee with respect to both the subordinated indenture and the senior indenture. If this occurs, and should a default occur with respect to either the subordinated debt securities or the senior debt securities, such banking or financial institution would be required to resign as trustee under one of the indentures within 90 days of such default, pursuant to the Trust Indenture Act, unless such default were cured, duly waived or otherwise eliminated.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock, preferred stock, debt securities or units. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will specify the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the securities purchasable upon exercise of such warrants;

•	the price at which, and the currency or currencies in which the securities purchasable upon exercise of, such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of any material U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We do not currently have any warrants issued and outstanding.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more shares of common stock, shares of preferred stock, debt securities, warrants or any combination of such securities.

The applicable prospectus supplement will specify the following terms of any units in respect of which this prospectus is being delivered:

•	the terms of the units and of any of the common stock, preferred stock, debt securities, warrants or purchase contracts comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;

•	a description of the terms of any unit agreement governing the units; and

•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

We do not currently have any units issued and outstanding

PLAN OF DISTRIBUTION

We and the selling securityholders may sell the securities being offered hereby in one or more of the following ways from time to time:

•	through agents to the public or to investors;

•	to one or more underwriters for resale to the public or to investors;

•	in “at the market offerings,” within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market, on an exchange or otherwise;

•	directly to investors; or

•	through a combination of these methods of sale.

We will set forth in a prospectus supplement the terms of the offering of securities, including:

•	the name or names of any agents or underwriters;

•	the name or names of, and the number of shares of common stock being sold by any selling securityholders participating in the offering;

•	the purchase price of the securities being offered and the proceeds we and/or the selling securityholders will receive from the sale;

•	any over-allotment options under which underwriters may purchase additional securities from us and/or the selling securityholders;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	the public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

The term “selling securityholders” includes donees, pledgees, transferees or other successors-in-interest selling securities received after the date of this prospectus from a selling securityholder as a gift, pledge, partnership distribution or other non-sale related transfer.

If we and/or the selling securityholders use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if they purchase any of the securities of that series. We may change from time to time any initial public offering price and any discounts or concessions the underwriters allow or reallow or pay to dealers. We may use underwriters with whom we and/or the selling securityholders have a material relationship. We will describe in the prospectus supplement naming the underwriter the nature of any such relationship.

We and/or the selling securityholders may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis.

We and/or the selling securityholders may also sell securities directly to one or more purchasers without using underwriters or agents.

In compliance with National Association of Securities Dealers guidelines, the maximum compensation to the underwriters in connection with the sale of securities pursuant to this prospectus and any prospectus supplement will not exceed 8% of the total offering price to the public of such securities.

Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and/or the selling securityholders and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. We will identify in the applicable prospectus supplement any underwriters, dealers or agents and will describe their compensation. We and/or the selling securityholders may have agreements with the underwriters, dealers and agents to indemnify them against specified civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or selling securityholders in the ordinary course of their businesses.

We will bear all costs, expenses and fees in connection with the registration of the securities as well as the expenses of all commissions and discounts, if any, attributable to the sales of securities by us. The selling securityholders will bear all commissions and discounts attributable to the sales of securities by them.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than our common stock, which is listed on the Nasdaq National Market. We may elect to list any other class or series of securities on any exchange or national securities market, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

In connection with an offering, an underwriter may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional securities, if any, from us or the selling securityholders in the offering. If the underwriters have an over-allotment option to purchase additional securities from us or the selling securityholders, the underwriters may close out any covered short position by either exercising their over-allotment option or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriters may consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. “Naked” short sales are any sales in excess of such option or where the underwriters do not have an over-allotment option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering.

Accordingly, to cover these short sales positions or to otherwise stabilize or maintain the price of the securities, the underwriters may bid for or purchase securities in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if securities previously distributed in the offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. The impositions of a penalty bid may also affect the price of the securities to the extent that it discourages resale of the securities. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

Certain legal matters relating to the validity of the securities will be passed upon for us by Andrews Kurth LLP, Austin, Texas.

EXPERTS

The consolidated financial statements of Active Power, Inc. included in Active Power’s Annual Report (Form 10-K) for the year ended December 31, 2005, and Active Power’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus, which constitutes a part of the registration statement on Form S-3 that we have filed with the SEC under the Securities Act of 1933, as amended, or Securities Act, does not contain all of the information set forth in the registration statement. The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 by us (i) after the date of the filing of this registration statement and prior to its effectiveness and (ii) until our offering of securities has been completed. This prospectus is part of a registration statement filed with the SEC.

The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2005 (filed February 27, 2006);

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on April 27, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on July 28, 2006;

•	our Current Report on Form 8-K filed March 14, 2006;

•	our Current Report on Form 8-K filed April 26, 2006;

•	our Current Report on Form 8-K filed May 10, 2006;

•	our Current Report on Form 8-K filed May 24, 2006;

•	our Current Report on Form 8-K filed June 6, 2006;

•	our Current Report on Form 8-K filed July 26, 2006;

•	the description of our common stock contained in our registration statement on Form 8-A (filed June 30, 2000), including any amendment or report filed for the purpose of updating such description; and

•	the description of our stock purchase rights contained in our registration statement on Form 8-A (filed December 14, 2001), including any amendment or report filed for the purpose of updating such description.

•	• the description of the rights, preferences and privileges of our Series A Junior Preferred Stock which are set forth in the Certificate of Designation of Series A Junior Participating Preferred Stock of Active Power filed with the Secretary of State of Delaware on December 18, 2001 and a form of which is included as an exhibit to our Form 8-K, filed December 14, 2001

You may request a copy of the filings incorporated by reference in this prospectus, at no cost, by writing or calling us at: Active Power, Inc., 2128 W. Braker Lane, BK12, Austin, Texas 78758, Attention: Secretary (telephone: (512) 836-6464). You can access electronic copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and all amendments to those reports, free of charge, on our website at http://www.activepower.com. Access to those electronic filings is available as soon as reasonably practicable after filing with, or furnishing to, the SEC. We make our website content available for information purposes only. It should not be relied upon for investment purposes, nor is it incorporated by reference in this prospectus.

You can also find SEC reports at the SEC’s website (http://www.sec.gov). In addition, such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You also may obtain copies of such material by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms.

$75,000,000

Debt Securities, Common Stock,

Preferred Stock, Warrants and Units

Common Stock

Offered by

Selling Securityholders

PROSPECTUS

                    , 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date of this prospectus. We are not making an offer of these securities in any state where the offer is not permitted.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses to be paid in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as set forth in the following table. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC registration fee	$7,371.13
Printing expenses	50,000.00
Accounting fees and expenses	45,000.00
Legal fees and expenses	100,000.00
Trustees’ and Transfer Agents’ fees and expenses	10,000.00
Blue sky fees and expenses	—
Miscellaneous expenses	5,000.00

Total	$217,371.13

Item 15. Indemnification of Directors and Officers

Active Power, Inc. is incorporated under the laws of the State of Delaware. Section 145 (“Section 145”) of Title 8 of the Delaware General Corporation Law (“Delaware Code”) gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. Section 145 further provides that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

Section 145 also authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

Our restated certificate of incorporation and restated bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the Delaware Code.

All of our directors and officers are covered by insurance policies against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933.

Item 16. Exhibits

Exhibit No.		Exhibit
1.1*	—	Form of Underwriting Agreement.
4.1	—	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to Active Power’s registration statement on Form S-1 (SEC File No. 333-36946)).
4.2	—	Rights Agreement, dated as of December 13, 2001, between the Active Power and Equiserve Trust N.A., which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C (filed as Exhibit 4.1 to Active Power’s Current Report on Form 8-K filed December 14, 2001).
4.3*	—	Specimen certificate for shares of Preferred Stock.
4.4**	—	Form of Senior Debt Indenture (including form of senior debt security).
4.5**	—	Form of Subordinated Debt Indenture (including form of subordinated debt security).
4.6*	—	Form of Warrant Agreement (including form of warrant certificate).
5.1*	—	Opinion of Andrews Kurth LLP.
12.1**	—	Statement of Computation of Ratios.
23.1**	—	Consent of Ernst & Young LLP.
23.2*	—	Consent of Andrews Kurth LLP (included in Exhibit 5.1).
24.1**	—	Power of Attorney (included in signature page).
25.1*	—	Statement of Eligibility of Trustee on Form T–1.

*	To be filed by amendment hereto or by a report filed under the Securities Exchange Act of 1934, and incorporated herein by reference.

**	Filed herewith.

Item 17. Undertakings

A.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs A(1)(i), A(1)(ii) and A(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 that is a part of this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the date the filed prospectus was deemed part of and included in this registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of this registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) under the Securities Act of 1933 for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in this registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B under the Securities Act of 1933, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of this registration statement relating to the securities in this registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such effective date.

(C)	If the registrant is subject to Rule 430C under the Securities Act of 1933, each prospectus filed pursuant to Rule 424(b) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B under the Securities Act of 1933 or other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of a registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each undersigned registrant undertakes that in a primary offering of securities of an undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of an undersigned registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act of 1933;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of an undersigned registrant or used or referred to by an undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about an undersigned registrant or its securities provided by or on behalf of an undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by an undersigned registrant to the purchaser.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of any registrant, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by any registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D. The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rules 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

E. The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of subsection 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on the 1st day of September , 2006.

ACTIVE POWER, INC.

Dated: September 1, 2006	By:	/s/ JAMES A. CLISHEM
James A. Clishem, President and Chief Executive Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints, James Clishem and John Penver, and each or any of them, his true and lawful attorney-in-fact and agent, each with the power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments to this registration statement and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities set forth below on September 1, 2006.

Name	Title

/s/ JAMES A. CLISHEM James A. Clishem	President, Chief Executive Officer and Director (principal executive officer)

/s/ JOHN K. PENVER John K. Penver	Vice President – Finance, Chief Financial Officer and Secretary (principal financial and accounting officer)

/s/ JOSEPH F. PINKERTON, III Joseph F. Pinkerton, III	Chairman of the Board

/s/ AKE ALMGREN Ake Almgren	Director

/s/ RICHARD E. ANDERSON Richard E. Anderson	Director

/s/ RODNEY S. BOND Rodney S. Bond	Director

/s/ BRAD BOSTON Brad Boston	Director

/s/ JAN H. LINDELOW Jan H. Lindelow	Director

/s/ TERRENCE L. ROCK Terrence L. Rock	Director

/s/ BENJAMIN L. SCOTT Benjamin L. Scott	Director

LIST OF EXHIBITS

Exhibit No.		Exhibit
1.1*	—	Form of Underwriting Agreement.
4.1	—	Specimen certificate for shares of common stock (filed as Exhibit 4.1 to Active Power’s registration statement on Form S-1 (SEC File No. 333-36946)).
4.2	—	Rights Agreement, dated as of December 13, 2001, between the Active Power and Equiserve Trust N.A., which includes the form of Certificate of Designation for the Series A Junior Participating Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series A Preferred Stock as Exhibit C (filed as Exhibit 4.1 to Active Power’s Current Report on Form 8-K filed December 14, 2001).
4.3*	—	Specimen certificate for shares of Preferred Stock.
4.4**	—	Form of Senior Debt Indenture (including form of senior debt security).
4.5**	—	Form of Subordinated Debt Indenture (including form of subordinated debt security).
4.6*	—	Form of Warrant Agreement (including form of warrant certificate).
5.1*	—	Opinion of Andrews Kurth LLP.
12.1**	—	Statement of Computation of Ratios.
23.1**	—	Consent of Ernst & Young LLP.
23.2*	—	Consent of Andrews Kurth LLP (included in Exhibit 5.1).
24.1**	—	Power of Attorney (included in signature page).
25.1*	—	Statement of Eligibility of Trustee on Form T–1.

*    To be filed by amendment hereto or by a report filed under the Securities Exchange Act of 1934, and incorporated herein by reference.

**    Filed herewith.